Looking ahead, we see great opportunities for innovation and growth at the nexus of technological, demographic, and market forces.

John Wiley & Sons, Inc.
2006 Annual Report

WILEY

Ten years ago, rapidly evolving communications technology ushered in a new era filled with potential for global businesses like Wiley. More than 40% of our 1996 revenue was derived from outside the United States. Our Web site, wiley.com, was a valuable new tool for doing business worldwide, and we had recently introduced our second online STM journal. Wiley textbooks were being reviewed by professors abroad to ensure their applicability in foreign markets, local-language publishing initiatives were in place internationally, and our Asian business was growing vigorously. We explored these opportunities in our 1996 Annual Report, *Publishing Without Boundaries.*

Our vision, and the foundation we built to enable it, have served and continue to serve our stakeholders and customers well. Through effective strategic planning and operational excellence, we have made meaningful investments in content, technology, acquisitions, and alliances. As we expand our presence around the world, we are sharing content and capabilities across our organization to create products that serve our customers better. We have created more new business models in the past five years than in the previous 194 combined. As a result, we are providing more people more access to more Wiley content than ever before.

Looking ahead, we see great opportunities for innovation and growth at the nexus of technological, demographic, and market forces. We are capitalizing on these opportunities through new interactions with customers.

As we approach our bicentennial, we are genuinely enthusiastic about Wiley's future.


Includes 240 new puzzles
to satisfy all levels of Su Doku solvers

In fiscal year 2006, the year before our bicentennial, Wiley achieved significant strategic and financial milestones. Going forward, we are guided by the vision, judgment, and focus that have served us so well over the past decade.



Asia is emerging as a dynamic market for — and a vital source of — Wiley content for worldwide audiences.




CHEMISTRY
AN ASIAN JOURNAL
1-2/01
2006
ACES

Accent on Asia

With Asia emerging as both a dynamic market for — and a vital source of — content, we are strengthening our regional publishing capabilities to enable more Asian authors to reach broader worldwide audiences and to serve the increasing global demand for must-have content and services. These efforts complement our strong Asian sales and marketing team and our existing indigenous publishing programs.

We have established a new Scientific, Technical, and Medical (STM) publishing program in Asia to augment our existing programs in the U.S., the U.K., and Germany. Key editorial appointments have been made in China, Japan, and Taipei, and we are increasing the number of Asia-based editorial board members.

The launch by Wiley-VCH of *Chemistry – An Asian Journal* is an example of expanding our relationships with scientific communities and scholarly societies; in this case, we are working with the Asian Chemical Editorial Society (ACES), on behalf of the Chinese Chemical Society, the Chemical Research Society of India, the Chemical Society of Japan, the Korean Chemical Society, the Singapore National Institute of Chemistry and the Chemical Society Located in Taipei, and with the support of the German Chemical Society.

We strengthened our existing Indian operations by completing the acquisition of Wiley Dreamtech, our Indian joint-venture company. The newly integrated Wiley India Private Ltd. combines our existing strengths in higher education and STM with a market-leading position in the professional technology and computer book markets, and gives Wiley a strong distribution network encompassing more than 500 booksellers and wholesalers throughout the country.



Global coordination across our businesses is making it possible for us to serve new and adjacent markets.

Leveraging Our Connections

We are capitalizing on the strong connections among our core businesses to deliver Wiley content into new and adjacent markets. By drawing on content from across the Company, we are able to develop learning materials that serve diverse student populations. Many students have jobs, families, and other commitments, and colleges are increasingly offering new subjects, certification programs, distance learning, and shorter semesters to accommodate them. Our new series, *Wiley Pathways*, helps instructors address the diversity of learners and their need for flexibility. Written primarily for community and career colleges in growth areas such as business, technology, allied health, and emergency management, these books use clear, everyday language in an uncluttered format to create an effective and satisfying learning experience.

We are also offering new approaches to subjects that make successful texts more accessible to a wider range of students. Jenkins/Kemnitz/Tortora/*Anatomy and Physiology* expands our market-leading Tortora franchise, by helping students "see the forest through the trees" with concept modules, case studies, and a companion content and activity DVD, while opening the door to the allied health market. In Canada, *WileyPLUS*™, our multi-format suite of teaching and learning materials, is helping us gain a strong entry into the teacher training market with the new Jordan/*Introduction to Inclusive Education*. Created from the ground up to tap *WileyPLUS*'s rich online content delivery, *Introduction to Inclusive Education* includes elementary and secondary "In the Classroom" video clips of effective teaching practices, along with interactive exercises, case studies, text, and other resources. By making the next generation of teachers aware of *WileyPLUS*'s powerful capabilities, we are also positioning it for additional learning applications with a particular focus on high school distance learning in remote areas.

We initially launched our bestselling *Su Doku For Dummies* in the U.K., where the craze for the Japanese number puzzles first took hold. By closely coordinating our global marketing and production capabilities, we were able to parlay that success rapidly into a best-selling performance in the U.S. as well, with strong sales also reported in Canada and Germany.

Our Professional/Trade and Higher Education businesses have collaborated to deliver learning materials into the workplace for reference use. PricewaterhouseCoopers has licensed an electronic version of Kieso/Weygandt/Warfield/*Intermediate Accounting*, 11e, for hosting on their corporate intranet; thousands of their assurance and audit professionals can search the entire text on a topic and copy and paste excerpts into their business cases.


INCLUSIVE EDUCATION


SPACE

Solutions Driving Outcomes

Wiley is delivering content directly into customers' workflows through dynamic value-added interactive tools that enable people to achieve their educational and professional objectives. To assist physicians with treatment decisions, Wiley publishes evidence-based medicine (EBM) content based on randomized clinical trials, and Web-based search tools. To expand our presence in this growing field of clinical practice, Wiley acquired InfoPOEMs, Inc., a leading EBM company and provider of POEMs (Patient-Oriented Evidence that Matters). POEMs, which are daily summaries of medical research that are selected from over 100 leading peer-reviewed journals and graded for validity and relevance to patient outcomes, are accessible via desktop computers and at the point of care through personal digital assistants (PDAs). They are also available in a searchable database for clinical use. Approximately 25% of U.S. physicians now receive POEMs as the result of an agreement that Wiley signed with Epocrates, a prominent medical information and technology company.

WileyPLUS provides an integrated online teaching and learning experience for higher education, with each product combining digital text with resources for instructors and students alike. Homework is graded automatically, with immediate feedback to students. *WileyPLUS* is making a difference: 85% of students surveyed reported that it improves their understanding, makes learning easier, and helps them achieve a better grade, and professors have noted that students stay more on task and are better prepared for class. Embraced by our North American markets, *WileyPLUS* is gaining traction overseas, and we are developing opportunities for it in the professional and training markets, using its underlying technology to deliver a custom-developed pain management course online for a pharmaceutical client.

Another Wiley product that harnesses technology to streamline the gathering and parsing of information is the Web-based version of the *Leadership Practices Inventory (LPI)*, the evaluation and feedback component of our highly successful Kouzes/Posner/*Leadership Challenge* franchise. It is an ideal application of online functionality, completely automating manual processes associated with the print-on-paper version.


Wiley's dyna
tools ass
achie
pro


New ways of interacting
with customers are
generating new business.



Let it Flow

We are tapping new revenue streams by interacting with customers in new ways. For decades, travelers have depended on the expert content of *Frommer's*™ travel guides. Now there are alternate routes to that content; Frommers.com offers travel information and trip-planning advice to millions of online visitors each month, reinforcing our market-leading brand and promoting guidebook sales, while generating rapidly-growing revenue from three sources. The largest share derives from advertising, in the form of display ads, email newsletter sponsorships, and contextualized sponsored links placed through the Google AdSense program. We also license branded *Frommer's* content to popular Web sites like Orbitz.com and Hyatt.com, and offer the "Book a Trip" feature on Frommers.com pages with trusted partners like Travelocity and Hotels.com.

We are leveraging our successful society partnerships to build a portfolio of controlled-circulation (advertising-driven) publications, often in conjunction with our subscription-based, peer-reviewed journals. Wiley recast the Society of Hospital Medicine's newsletter, *The Hospitalist*, as a controlled-circulation news magazine complementing the new peer-reviewed *Journal of Hospital Medicine*; acquired the controlled-circulation journal *Dialysis & Transplantation*; and reached an agreement with the American College of Rheumatology to launch another news magazine, *The Rheumatologist*, to accompany the existing peer-reviewed *Arthritis & Rheumatism* and *Arthritis Care & Research*. We launched the new controlled-circulation German-language *Optik und Photonik*, as well as a Chinese-language, controlled-circulation digest version of *Hepatology*, a leading peer-reviewed journal we publish for the American Association for the Study of Liver Diseases.

Our global Healthcare Solutions Team is working proactively with pharmaceutical industry clients to identify creative ways in which the full spectrum of Wiley content and services can meet their needs. In addition to custom print and digital marketing collateral derived from our peer-reviewed journals and academic works, we are providing them such offerings as *Diabetes For Dummies* for distribution to general practitioners to use in patient education, and an online pain management course for pharmacists. We are also capitalizing on opportunities for our Kouzes/Posner and Lencioni leadership franchises in their training programs.


Frommer's





All Wiley, All the Time

Wiley is developing new capabilities to assemble integrated custom electronic and print packages from our deep reservoir of content. For more than a decade, custom publishing has been a vital and growing business, with offerings ranging from customized *For Dummies* titles for corporations to higher education products that combine selected textbook chapters with journal articles, case studies, and customer-supplied content.

Now we're taking it to the next level. *Discover Wiley* and *Content Technology* are current initiatives that will enable, in the not-too-distant-future, a vision we call "All Wiley, All the Time," in which a sales representative meeting with a client at a corporation, university, or research institution can search online and offer any desired combination of our content, complete with pricing, within minutes. A recent pilot project with a group of customers from the telecommunications industry made approximately 25,000 pages available from books, journals, and encyclopedias, all searchable and selectable down to the paragraph level for composition into custom products. The customers saw strong potential in using Wiley content in this way, both to create training courses and to manage standards documentation, and we are now working with them to develop a prototype business model.



We are further developing our capabilities to offer customized content to meet the unique needs of our customers.

Financial Highlights

For the fiscal years ended April 30	2006	2005	% Change
REVENUE	$ 1,044,185,000	$ 974,048,000	7%
OPERATING INCOME	$ 152,679,000	$ 141,381,000	8%
NET INCOME			
Adjusted[a]	$ 96,076,000	$ 91,317,000	5%
GAAP	$ 110,328,000	$ 83,841,000	32%
EARNINGS PER DILUTED SHARE			
Adjusted[a]	$ 1.61	$ 1.47	10%
GAAP	$ 1.85	$ 1.35	37%
RETURN ON EQUITY			
Adjusted[a]	24%	21%	—
GAAP	28%	20%	—
DIVIDENDS PER SHARE			
Class A Common	$ 0.36	$ 0.30	20%
Class B Common	$ 0.36	$ 0.30	20%

a) The adjusted amounts above exclude a $7.5 million, or $0.12 per diluted share, tax accrual recorded on the repatriation of dividends from European subsidiaries in the fourth quarter of fiscal year 2005. On May 10, 2005, the U.S. Internal Revenue Service issued Notice 2005-38. The notice provided for a tax benefit, which was recorded by the Company in the first quarter of fiscal year 2006, that fully offset the tax accrued by the Company on foreign dividends in fiscal year 2005. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact to the Company. In addition, for the twelve-month period ending April 30, 2006, the adjusted amounts above also exclude a $6.8 million, or $0.11 per diluted share, tax benefit recorded in fiscal year 2006 related to the settlement of certain matters with tax authorities.

b) The amounts reported for fiscal year 2004 exclude a net tax benefit of $3.0 million, or $0.05 per diluted share, related to the resolution of certain state and federal tax matters and an adjustment to accrued foreign taxes.

c) In the fourth quarter of fiscal year 2002, Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. These amounts exclude unusual charges for costs associated with the relocation of approximately $2.5 million pretax, or $0.02 per diluted share, in fiscal year 2003, and $12.3 million pretax, or $0.12 per diluted share, in fiscal year 2002.

d) The amounts reported for fiscal year 2003 exclude a nonrecurring tax benefit of $12 million, equal to $0.19 per diluted share, resulting from a corporate reorganization that enabled the Company to increase the tax-deductible net asset basis of certain European subsidiaries.

e) Fiscal Year 1998 excludes a gain from the sale of the U.S. law publishing program of $21.3 million, or $12.2 million after tax equal to $0.19 per diluted share.

Note: The Company's management evaluates performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. Since the adjusted amounts are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as an indicator of operating performance. See the reconciliation of non-GAAP financial disclosures in the Management's discussion and analysis section on page 17 of the Company's 2006 annual report on form 10-K.

GAAP = U.S. Generally Accepted Accounting Principles CAGR = Compound Annual Growth Rate

2006 Revenue


43% Professional/Trade
38% Scientific, Technical, and Medical
19% Higher Education

By Core Business


59% United States
20% Europe
10% Asia
5% Australia & New Zealand
4% Canada
2% Other

By Location of Customer


$1,044
11% CAGR
1000
800
600
400
200
96
97
98
99
00
01
02
03
04
05
06

Revenue
($ Millions)


$1.61
17% CAGR
1.60
1.20
0.80
0.40
96
97
98e
99
00
01
02c
03c,d
04b
05a
06a

Earnings per Diluted Share
(Adjusted)


$36.64
16% CAGR
40
35
30
25
20
15
10
0
96
97
98
99
00
01
02
03
04
05
06

Stock Price
(NYSE: JWA; 4/30 closing price)


$153
17% CAGR
150
120
90
60
30
96
97
98e
99
00
01
02c
03c
04
05
06

Operating Income
($ Millions)



WILLIAM J. PESCE PRESIDENT AND CHIEF EXECUTIVE OFFICER | PETER BOOTH WILEY CHAIRMAN OF THE BOARD

To Our Shareholders: As Wiley approaches its bicentennial in 2007, we are pleased to report that our Company reached another significant milestone in fiscal year 2006: revenue of $1 billion. By virtually all measures, it was a landmark year, with Wiley achieving record revenue, operating income, and earnings per share. Full-year revenue increased 7% to $1,044 million, or 8% excluding foreign currency effects. Operating income of $153 million advanced 8%, or 9% excluding foreign currency effects. Earnings per diluted share of $1.61 rose 10%, excluding certain tax adjustments noted below.

Once again, the Company generated strong free cash flow in fiscal year 2006, which we used to buy back 2.8 million shares of Class A common stock; acquire publishing assets in several transactions aggregating to $31 million; pay out $21 million in cash dividends to shareholders; and pay down $33 million in debt.

The Company recorded a tax benefit of approximately $7.5 million, or $0.12 per diluted share in the first quarter of fiscal year 2006 and reduced income taxes due on the fiscal year 2005 repatriation of earnings from its European subsidiaries. The tax benefit offsets a tax charge of $7.5 million recorded in the fourth quarter of fiscal year 2005, neither of which had a cash impact to the Company. A $6.8 million tax benefit, or $0.11 per diluted share, related to the settlement of certain tax matters, was also reported for the full year ending April 30, 2006.

BUILDING ON WILEY'S STRENGTHS

The strong year-on-year revenue and operating income growth was driven by all of Wiley's global businesses, Professional/Trade; Scientific, Technical, and Medical; and Higher Education.

Professional/Trade (P/T): With leading positions in targeted consumer and professional categories, Wiley's P/T business possesses an impressive collection of global brands, including *For Dummies, Frommer's, Betty Crocker, Pillsbury, CliffsNotes,* J.K. Lasser, Jossey-Bass, Pfeiffer, Wrox, *Webster's New World,* and Sybex, among others.

Revenue growth of our U.S. P/T business accelerated throughout fiscal year 2006, culminating in a strong fourth quarter. Revenue for the full year advanced 9% to $380 million, while the fourth quarter's revenue reached a record $106 million. Direct contribution to profit was up 5% for the year.

Growth was driven by all of Wiley's global businesses, Professional/Trade; Scientific, Technical, and Medical; and Higher Education.

The improvement in top-line results was partially offset by higher cost of sales due to product mix. Global P/T revenue increased 9%.

Virtually all of P/T's publishing categories and sales channels contributed to the strong results, with standout performances by the technology, business, finance, leadership, and architectural programs, as well as global rights and Web site advertising. The Sybex acquisition and the popularity of the *Su Doku For Dummies* series by Andrew Heron and Edmund James helped to deliver the record-setting results. Best-sellers during the year also included Greenblatt/*The Little Book That Beats the Market*; *Weight Watchers New Complete Cookbook*; *Betty Crocker Cookbook*; Biggs/*Hedgehogging*; Lencioni/*Five Dysfunctions of a Team* and *Silos, Politics, and Turf Wars*; and Masterson/*Automatic Wealth.*


London
14 Smart Ways to See the City

The expansion of Wiley Europe's portfolio opened new markets and customer groups. The technology channel exhibited strong growth throughout the year with a series of agreements with major telecommunications corporations. A new series, *Frommer's Day by Day,* and the first Frommers.com Podcast successfully extended this key brand in the U.K. The power of the *For Dummies* brand was evidenced by the publication of a six-figure print run of a custom mini-book for the World Cup, *Winning on Betfair For Dummies.* The German *For Dummies* program published 51 new titles and 49 reprints during the year. Wiley Canada added to its indigenous P/T program by becoming a key publisher in the regional real estate markets, adding a number of new titles in real estate investing, home inspection, property management, tax, and other subcategories.

P/T strengthened its competitive position during the year by adding to its impressive collection of brands and franchises. Acquisitions completed during the fiscal year included substantially all the publishing assets of Sybex Inc., a global technology publisher; Fernhurst Books, a best-selling list of manuals and guides on sailing, boating, and other nautical sports; and the remaining outstanding shares of Wiley Asia's joint venture, Wiley Dreamtech (India) Private Ltd. The latter is an important step in the Company's plans to grow our presence in India's rapidly growing markets by extending our sales and marketing reach and building local publishing capabilities. Wiley acquired a majority interest in Dreamtech in 2001 as part of our highly successful acquisition of Hungry Minds, Inc.

P/T also forged partnerships to meet new and existing needs in markets around the globe, branching out into rapidly growing areas such as certification and teacher training. More than 800 articles were adapted from *For Dummies* text for licensing with Yahoo Tech, a new Web site that provides


DIALYSIS & TRANSPLANTATION
NANO
MICRO
small
7/2006



consumers advice and information on technology. Another agreement with Microsoft® was signed to license content from seven of Wiley's top cookbooks. We are partnering with the Institute of Financial Planners of Hong Kong to create a suite of learning materials for students seeking Certified Financial Planner certification, to be distributed through the Institute. Wiley is also working with CFA Institute, a global organization of investment practitioners and educators that awards the Chartered Financial Analyst designation, as its exclusive publishing partner for a series of finance books for both university and professional markets. The first seven titles of the Securities and Investment Institute series were published.

Scientific, Technical, and Medical (STM): STM is increasingly an online business through *Wiley InterScience*, a profitable global enterprise through which researchers, librarians, students, and professionals access our journals, major reference works, books, and databases. STM's products and services are also available in print.

Wiley's U.S. STM business delivered consistently excellent results throughout fiscal year 2006, growing revenue over prior year by 8% to $206 million. Direct contribution to profit also rose by 8% for the year.

Subscription and non-subscription revenue from journal backfiles, advertising, and commercial reprints contributed significantly to these results. The reference book program completed its second year of strong growth driven by strong title output and global market strength. STM also benefited from recent acquisitions of *Dialysis and Transplantation*, a medical journal, and *InfoPOEMs*, a provider of evidence-based medicine content that is delivered online at the critical point of care.

Global STM revenue increased 7% with books and journals, online and in print, performing well in virtually all regions and markets. Wiley Europe's new journals *small* (an interdisciplinary journal on nanoscience and nanotechnology); *ChemMedChem*; and the *Biotechnology Journal* all performed well. *Chemistry – An Asian Journal*, published through an alliance between Wiley-VCH, the German Chemical Society, and several major Asian chemical societies, gained traction during the year as new societies signed on, including The Singapore National Institute of Chemistry and the Chemical Society Located in Taipei.

Wiley InterScience (www.interscience.wiley.com), reached a milestone with more than one million journal articles available online. Launched commercially in January 1999, *Wiley InterScience* is a leading international resource for quality content promoting discovery across the spectrum of scientific, technical, medical, and professional endeavors. *Wiley InterScience* has built its reputation by regularly adding new content and functionality; offering sophisticated search and navigation capabilities; and providing robust online manuscript submission and management tools.

Today, *Wiley InterScience* features must-have content from more than 2,500 journals, books, reference works, databases, laboratory manuals, and the Cochrane Library, which is the world's best-known resource for evidence-based medicine. More than half of Wiley's journals on *Wiley InterScience* are digitized back to Volume 1, Issue 1 as part of the journal backfile initiative. When the initiative is completed in 2007, in conjunction with Wiley's bicentennial, *Wiley InterScience* will be one of the largest archives of its kind, with content dating back to 1799 and over 1.5 million articles of scientific and scholarly research.

The value of this growing body of literature to the global research community can be quantified in the concurrent increase in the number of users, as well as the number of manuscripts submitted for publication. In fiscal year 2006, STM in the U.S. received approximately 9% more journal manuscripts and published 8% more journal pages than the previous year. During the fourth quarter, over 16 million visits to *Wiley InterScience* were recorded, representing a 30% increase over the same period in the previous year. In addition, more people gained access to *Wiley InterScience* by taking advantage of alternate purchasing programs, such as

Pay-Per-View, which began offering individual article sales this year from the growing backfile collection. At the end of the fiscal year, Wiley participated with Microsoft in the launch of the Windows Live Academic Search pilot, which improves the search capabilities of journal content from Wiley and ten other major STM publishers.

The Cochrane Library, an evidence-based medicine collection available in print and online, finished the year strongly, reflecting Wiley's ability to increase revenue through the Company's multiple sales channels. To extend Wiley's product offering in evidence-based medicine, Wiley Europe and Duodecim Medical Publications Limited of Helsinki, Finland, announced an expanded agreement to grant Wiley the exclusive publishing, sales, and distribution rights of its English-language version of *Evidence-Based Medicine Guidelines* (*EBM Guidelines*), available for delivery via the Internet and through Personal Digital Assistant devices.

Important publications included the inaugural issue of a pharmaceutical-company sponsored Chinese-language digest version of *Hepatology*; the *Physics and Astronomy Backfile*, which includes the oldest journal published by Wiley, *Annalen der Physik*, founded in 1799; the first issues of the *Journal of Hospital Medicine*; and the redesigned *Annals of Neurology*. Also released were the second edition of *Encyclopedia of Inorganic Chemistry*, edited by R. Bruce King; the new 18th edition of the *Merck Manual*; and the 8th edition of *The Wiley Registry of Mass Spectral Data*.

Higher Education: Wiley is a leader in courses in the sciences, engineering, computer science, mathematics, business and accounting, statistics, geography, hospitality, and the culinary arts, with a growing presence in modern languages, psychology, and education. The higher education market is increasingly becoming an online business as instructors and students are making greater use of the Web and *WileyPLUS*, our multi-format suite of teaching and learning materials.

The Company's U.S. Higher Education business increased 4% to $156 million in fiscal year 2006. Higher Education's direct contribution to profit for the year improved $2 million over the prior year period.

The mathematics, life sciences, engineering, and computer science programs performed well during the quarter and year, with strong showings by Tortora/Derrickson/*Principles of Anatomy and Physiology*, 11e; Black/*Microbiology*, 6e; Voet/Voet/Pratt/*Fundamentals of Biochemistry*, 2e; Hughes-Hallett/*Calculus*, 4e; Anton/Bivens/Davis/*Calculus*, 8e; Munson/Young/Okiishi/*Fundamentals of Fluid Mechanics*, 5e; and Horstmann/*Big Java*, 2e.

Global Higher Education revenue was up 5% during the year. Strong performances in Canada, Asia, and Australia contributed to these results.

WileyPLUS continued to gain traction during fiscal year 2006, as more students and faculty around the world chose to use its customizable multi-format content and suite of teaching and learning tools to help them do homework, study for tests, assess coursework, and administer classes. During the fiscal year, the number of adoptions and units sold worldwide increased significantly over the previous year. Considerable success was achieved in Canada with the sale of *WileyPLUS*, demonstrating the product's global appeal. The number of titles available with *WileyPLUS* in Canada more than doubled from fiscal year 2005, giving the sales force opportunity to sell it into more course areas.

Wiley has developed a wider array of products at varied price points. The Company is now offering about 90 titles


CALCULUS
CALCUL
Calculus
Calculus


Encyclopedia of
INORGANIC
CHEMISTRY

in *Wiley Desktop Editions,* which are in downloadable e-text format, for students who want lower-priced versions of textbooks. *Desktop Editions* are produced in partnership with VitalSource Technologies, Inc.

Soon after the end of the fiscal year, Wiley became Microsoft's sole publishing partner worldwide for all Microsoft Official Academic Course (MOAC) materials, for use in the increasing number of college courses that train and certify students in Microsoft technologies. Wiley will collaborate with Microsoft on a new co-branded series of textbook and e-learning products, and will sell existing MOAC titles. All titles will be marketed globally and available in several languages. With Microsoft's position as the world's leading software company and Wiley's global presence in higher education, the alliance is an ideal strategic fit.

The Company also extended its global alliance with the National Geographic Society (NGS) to create new products sold exclusively with Wiley textbooks and *WileyPLUS.* We will incorporate NGS's superb images, maps, videos, and text into our groundbreaking new *Wiley Visualizing* series of higher education textbooks and digital teaching and learning materials in a unique way that enhances the learning process.

PAST, PRESENT, AND FUTURE: A STEADY COURSE

We began this Annual Report with a reference to 1996, when the current wave of communications technology innovations was beginning to swell, to showcase Wiley's steady navigation through a period of rapid change. A decade ago, we were quick to see what was on the horizon. As a result of careful planning and skillful execution, Wiley delivered record-setting results throughout the decade. The Company is now well-positioned for the next set of challenges and opportunities. The initial section of this report presents some of the Company's current initiatives.

Looking ahead, we see great opportunities for innovation and growth at the nexus of technological, demographic, and market forces. We are capitalizing on these opportunities through new interactions with customers.

Next year, Wiley will celebrate 200 years of publishing. Wiley has thrived because of our competitive strengths, including highly regarded global brands and must-have content; our ability to adapt and innovate to serve customers better; and an effective blend of long-term vision and operational excellence.

Wiley's greatest strength, however, is our unique culture, which enables us to attract and retain an extraordinary team of committed and creative colleagues. The strength of Wiley's culture has been validated in many ways over the past year. In a recent survey, to which 97% of our colleagues around the world responded, they identified commitment, trust and respect, and teamwork as characteristics that distinguish Wiley. In addition, for the second consecutive year, Wiley was recognized by FORTUNE magazine in its list of *100 Best Companies to Work For.* For the first time, *Canadian Business* magazine named Wiley Canada to its 2006 list of the Best Workplaces in Canada. Wiley Australia was once again named Secondary Publisher of the Year by the Australian Publishers Association and Higher Education Publisher of the Year by the Australian Campus Booksellers Association. Wiley Australia was also awarded for the fifth consecutive year the "Employer of Choice for Women" citation by the Federal Government's Equal Opportunity in the Workplace Agency.

We are proud of our Company's success and look forward, with enthusiasm and confidence, to reaching new heights next year and beyond.

Sincerely,

William J. Pesce

William J. Pesce
President and Chief Executive Officer

Peter Booth Wiley

Peter Booth Wiley
Chairman of the Board

The Wiley Vision

John Wiley & Sons, Inc., aspires to be a valued and respected provider of products and services that make important contributions to advances in knowledge and understanding, a role that is essential to progress in a healthy and prosperous society. While fulfilling this role, we strive to build lasting, collaborative relationships with all of our stakeholders. We are dedicated to sustaining Wiley's performance-driven culture, which requires our unwavering commitment to the highest standard of ethical behavior and integrity in everything we do.

MISSION

Wiley provides must-have content and services to professionals, scientists, educators, students, lifelong learners, and consumers worldwide. Wiley is dedicated to serving our customers' needs, while generating attractive intellectual and financial rewards for all of our stakeholders — authors, colleagues, partners, and stockholders.

VALUES

Founded in 1807, during the presidency of Thomas Jefferson, Wiley has evolved into one of the world's most respected publishing companies. We strongly believe in the enduring value of collaborative relationships, built on a solid foundation of trust and integrity. We strive to be the very best at all that we do, which strengthens our competitive position and results in consistently strong performance.

Wiley's strength is based on the efforts and accomplishments of a diverse group of people who are distinguished by their integrity, creativity, talent, initiative, and dedication.

- We are responsible to our customers, who rely on the quality of our products and services to meet their needs. Service must be prompt and efficient and prices should be reasonable.
- We are responsible to our authors and partners, who collaborate with us to create high-quality products and services, and who deserve appropriate recognition and compensation for their efforts.
- We are responsible to our colleagues, whom we respect as human beings first; professionals second. We must provide a reasonable sense of security, pleasant and safe working conditions, fair compensation and benefit programs, and opportunities for professional growth.
- We are responsible to our shareholders, who should realize a fair return on their investments. Investors can rely on a highly capable leadership team and an independent Board of Directors distinguished by their commitment to effective governance, ethical behavior, and integrity in all that we do.
- We are responsible to the communities in which we work. These communities should benefit from our good citizenship, including our support of educational and cultural organizations.

GOALS AND STRATEGIES

Wiley has achieved superior results and continues to grow by focusing on three overarching goals:

- Building long-term relationships with our customers
- Increasing profitability, cash flow, and return on investment
- Enhancing Wiley's position as "the place to be" for all of our stakeholders.

We are realizing these goals through the following strategies:

- *Exploiting our global positions and brands* by collaborating across our organization and constantly striving to improve the quality of our products and services around the world
- *Capitalizing on the connections among our core businesses* — Professional/Trade; Scientific, Technical, and Medical; and Higher Education — to better serve customers and drive growth
- *Pursuing partnerships and alliances* with highly regarded organizations to add content, services, and capabilities to our portfolio
- *Building on our successful track record with acquisitions* by consummating transactions that are strategic and financially responsible, and executing our integration plans effectively by adhering to a best practices approach
- *Leveraging our investments in technology* to create value for our customers, facilitate communication with our stakeholders, and increase productivity throughout the Company.


AMERICAN DIETETIC ASSOCIATION
COOKING HEALTHY ACROSS AMERICA
J.K. LASSER'S
YOUR INCOME TAX 2006
OVER 35 MILLION COPIES SOLD


Betty Crocker Cookbook
Everything You Need to Know to Cook Today
WeightWatchers
New Complete Cookbook
Over 500 Delicious Recipes for the Healthy Cook's Kitchen


Handbook of Human Resource Management in Government
Stephen E. Condrey
EDITOR
Einstein
DUMMIES
E=MC²
FLU
EVERYTHING YOU NEED TO KNOW ABOUT THE NEXT PANDEMIC
Alan Dershowitz
WHAT ISRAEL MEANS TO ME
Teach Yourself VISUALLY
Piano
U.S. Citizenship Test

PROFESSIONAL/TRADE

PRODUCTS Books, journals, and information services in all media. Subject areas include business, technology, architecture, professional culinary, psychology, education, travel, health, religion, consumer reference, pets, and general interest.

CUSTOMERS Professionals, consumers, and students worldwide.

DISTRIBUTION Multiple channels globally, including major chains and online booksellers, independent book stores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites.

BRANDS/FRANCHISES *For Dummies*, Jossey-Bass, *Frommer's, Betty Crocker, Pillsbury, CliffsNotes, Webster's New World, Visual, Howell Book House*, J.K. Lasser, *Unofficial Guide*, Pfeiffer, Wrox, *Architectural Graphic Standards*, Capstone, Wrightbooks, Audel, Sybex, Whurr, Fernhurst.


PARTY OF THE CENTURY

STRATEGIES

- Enhance core publishing categories through organic growth and acquisition.
- Maintain and expand strategic alliances and franchise products.
- Develop and grow industry-leading brands.
- Manage key accounts globally to increase sales.
- Leverage the Internet for online sales, advertising revenue from branded Web sites, and content licensing opportunities.
- Expand electronic publishing activities, prioritizing key franchises, alliances, and brands.
- Expand custom and proprietary publishing activities.


CPA
33rd Edition
2006-2007
CEO
The Unofficial Guide to Landing a Job
Freimaurer
DUMMIES
Windows Vista
DUMMIES
SMART
CONDO BUYING TIPS FOR CANADIANS
KOUZES POSNER
STUDENT LEADERSHIP PRACTICES INVENTORY
The Wisdom of Practice
Lee S. SHULMAN
Essays on Teaching, Learning and
DOUGLAS GRAY
THE FIVE DYSFUNCTIONS of a TEAM
PATRICK LENCIONI
MR. BOSTON
PLATINUM EDITION


SILOS, POLITICS and TURF WARS
PATRICK LENCIONI
HOGGING


Reviews
BURGER'S
Sixth Edition
Medicinal Chemistry Drug Discovery
With Clinical Correlations
SIXTH EDITION
THOMAS M. DEVLIN
Editor
MERCK MANUAL
DISCOVER SOMETHING
spectroscopyNOW.com
Home
Biotechnology Journal
Medical Robotics Computer Assisted Surgery

SCIENTIFIC, TECHNICAL, AND MEDICAL

PRODUCTS Journals, encyclopedias, books, online and in print, and related database services in the physical and life sciences, chemistry, medicine, statistics and mathematics, electrical and electronics engineering, and telecommunications, in all media.

CUSTOMERS Academic, corporate, government, and public libraries; researchers; clinicians; engineers and technologists; students; and professors worldwide.

DISTRIBUTION Multiple channels including libraries, library consortia, subscription agents, bookstores, online booksellers, and direct sales to customers.

BRANDS/FRANCHISES Wiley, *Wiley InterScience,* Wiley-VCH, Wiley-Liss, *InfoPOEMs.*

STRATEGIES

- Continue to partner with medical, scholarly, and professional associations.
- Expand Wiley's content portfolio and enhance it with additional tools and services to improve researchers' and professionals' productivity.
- Make Wiley's content and services more accessible online via *Wiley InterScience.*
- Establish collaborations with online enterprises that add value to *Wiley InterScience.*
- Continue to build Wiley's program of advertising-supported publications.
- Continue to grow Wiley's business in Asia, adding new customers, authors, and publishing programs.


WILEY REGISTRY
WILEY REGISTRY
WILEY
MATERIALS SCIENCE AND ENGINEERING
AN INTRODUCTION
William D. Callister, Jr.


AN OFFICIAL PUBLICATION OF THE SOCIETY OF
The Hospitalist
Volume 10 Number 4
April 2006
Journal of HOSPITAL MEDICINE
Journal of Orthopaedic Research
JOURNAL of RESEARCH in SCIENCE TEACHING
International Journal of Cancer
Evidence-Based Medicine Guidelines
AIChE JOURNAL
HEPATOLOGY
WILEY
phySpy.com
HOME FAQ LOGIN JOIN US
News
Publications
Job Ads
Books
NASA Issues Hubble Space Telescope Status Report
Further News
Investigate the World of Physics
Web Search
Institute of Physics
Wiley-Interscience
Image of the Day
The Last Moon Shot


WILEY PLUS
INTERACTION DESIGN
beyond human-computer interaction
VISUALIZING ENVIRONMENTAL SCIENCE


FUNDAMENTALS OF BIOCHEMISTRY
LIFE AT THE MOLECULAR LEVEL
VOET VOET PRATT
MICROBIOLOGY: PRINCIPLES AND EXPLORATIONS 6/E
BLACK MICROBIOLOGY

HIGHER EDUCATION

PRODUCTS Educational materials in all media for two- and four-year colleges and universities, for-profit career colleges, and advanced placement classes.

CUSTOMERS Undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide.

DISTRIBUTION Multiple channels including college bookstores, online booksellers, and direct sales to customers.


Cutnell & Johnson
PHYSICS

BRANDS/FRANCHISES Wiley, Wiley/Jossey-Bass, *WileyPLUS, Wiley Desktop Editions, Wiley Visualizing, Business Extra Select,* Wiley/MOAC, Jacaranda.

STRATEGIES

- Grow leadership position in key content areas.
- Develop and promote products, services, tools, and business models that deliver value to our customers and influence Wiley brand loyalty.
- Expand the market penetration and reach of *WileyPLUS*.
- Offer our products in a variety of formats, both print and electronic, to appeal to different customers.
- Leverage partnerships for expansion into new markets and fields.
- Further expand our custom publishing business.
- Increase sales of Higher Education products into non-traditional college channels, including career colleges, advanced placement classes, and continuing education.
- Grow Higher Education worldwide through adaptations and indigenous publishing.




PRINCIPLES OF ANATOMY AND PHYSIOLOGY
TORTORA
DERRICKSON
11th edition
WILEY
CUSTOM SERVICES


LEVEL 5
MATHS Quest 7
For Victoria
SECOND EDITION
INTRODUCTION TO INFORMATION SYSTEMS
RAINER TURBAN POTTER
Wiley
DESKTOP EDITIONS
FACULTY NETWORK
INTRODUCTORY STATISTICS
PREM S. MANN
Real Estate Principles and Practices
ENGINEERING MECHANICS
STATICS

Corporate Governance Principles

To promote the best corporate governance practices, John Wiley & Sons, Inc., adheres to the Corporate Governance Principles set forth at the Corporate Governance section on wiley.com and in the Company's Proxy (online at http://www.wiley.com/go/communications). The Board of Directors and management believe that these Principles, which are consistent with the requirements of the Securities and Exchange Commission and the New York Stock Exchange, are in the best interests of the Company, its shareholders, and other stakeholders, including colleagues, authors, customers, and suppliers. The Board is responsible for ensuring that the Company has a management team capable of representing these interests and of achieving superior business performance.

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: April 30, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from to
Commission file number 1-11507

JOHN WILEY & SONS, INC.

(Exact name of Registrant as specified in its charter)

NEW YORK	13-5593032
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
111 River Street, Hoboken, NJ	07030
Address of principal executive offices	Zip Code

(201) 748-6000

Registrant's telephone number including area code

Securities registered pursuant to Section 12(b) of the Act: Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $1.00 per share	New York Stock Exchange
Class B Common Stock, par value $1.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

PART I

Item 1. Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise.)

The Company is a global publisher of print and electronic products, providing content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Further description of the Company's business is incorporated herein by reference in the Management's Discussion and Analysis section of this 10-K.

Employees

As of April 30, 2006, the Company employed approximately 3,600 persons on a full-time basis worldwide.

Financial Information About Industry Segments

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Financial Information About Foreign and Domestic Operations and Export Sales

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: April 30, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the transition period from to
Commission file number 1-11507

JOHN WILEY & SONS, INC.

(Exact name of Registrant as specified in its charter)

NEW YORK	13-5593032
State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
111 River Street, Hoboken, NJ	07030
Address of principal executive offices	Zip Code

(201) 748-6000

Registrant's telephone number including area code

Securities registered pursuant to Section 12(b) of the Act: Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $1.00 per share	New York Stock Exchange
Class B Common Stock, par value $1.00 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes |X| No | |

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

Yes | | No |X |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No | |

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. | |

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer |X| Accelerated filer | | Non-accelerated filer | |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes | | No |X|

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the closing price as of the last business day of the registrant's most recently completed second fiscal quarter, October 31, 2005, was approximately $1,616,462,936 . The registrant has no non-voting common stock.

The number of shares outstanding of the registrant's Class A and Class B Common Stock as of May 31, 2006 was 46,703,338 and 10,253,263 respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for use in connection with its annual meeting of stockholders scheduled to be held on September 21, 2006, are incorporated by reference into Part III of this form 10-K.

JOHN WILEY AND SONS, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED APRIL 30, 2006
INDEX

PART I

Item 1. Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise.)

The Company is a global publisher of print and electronic products, providing content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Further description of the Company's business is incorporated herein by reference in the Management's Discussion and Analysis section of this 10-K.

Employees

As of April 30, 2006, the Company employed approximately 3,600 persons on a full-time basis worldwide.

Financial Information About Industry Segments

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Financial Information About Foreign and Domestic Operations and Export Sales

The note entitled "Segment Information" of the Notes to Consolidated Financial Statements and the Management's Discussion and Analysis section of this 10-K, both listed in the attached index, are incorporated herein by reference.

Item 1A. Risk Factors

This section describes the major business risks to the Company and should be carefully considered.

Cautionary Statement Under the Private Securities Litigation Reform Act of 1995:

This 10-K and our Annual Report to Shareholders for the year ending April 30, 2006 report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. In addition, the Company provides forward-looking statements in other materials released to the public as well as oral forward-looking information. Statements which contain the words anticipate, expect, believes, estimate, project, forecast, plan, outlook, intend and similar expressions constitute forward-looking statements that involve risk and uncertainties. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements.

Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Operating Costs and Expenses

The Company has a significant investment, and cost, in its employee base around the world. The Company offers competitive salaries and benefits in order to attract and retain the highly skilled workforce needed to sustain and develop new products and services required for growth. Employment and benefit costs are affected by competitive market conditions for qualified individuals, and factors such as healthcare, pension and retirement benefits costs. The Company is a large paper purchaser, and paper prices may fluctuate significantly from time-to-time. The Company attempts to moderate the exposure to fluctuations in price by entering into multi-year supply contracts and having alternative suppliers available. In general, however, any significant increase in the costs of goods and services provided to the Company may adversely affect the Company's costs of operation.

Protection of Intellectual Property Rights

Substantially all of the Company's publications are protected by copyright, held either in the Company's name, in the name of the author of the work, or in the name of the sponsoring professional society. Such copyrights protect the Company's exclusive right to publish the work in the United States and in many countries abroad for specified periods, in most cases the author's life plus 70 years, but in any event a minimum of 28 years for works published prior to 1978 and 50 years for works published thereafter. The ability of the Company to continue to achieve its expected results depends, in part, upon the Company's ability to protect its intellectual property rights. The Company's results may be adversely affected by lack of legal and/or technological protections for its intellectual property in some jurisdictions and markets.

Maintaining the Company's Reputation

Professionals worldwide rely upon many of the Company's publications to perform their jobs. It is imperative that the Company consistently demonstrates its ability to maintain the integrity of the information included in its publications. Adverse publicity, whether or not valid, may reduce demand for the Company's publications.

Trade Concentration and Credit Risk

Although, the book publishing industry is concentrated in national, regional, and online bookstore chains, the Company's business is not dependent upon a single customer. No one book customer accounts for more than 7% of total consolidated revenue. The top 10 book customers, however, account for approximately 25% of total consolidated revenue and approximately 46% of total gross trade accounts receivable as of April 30, 2006.

In the journal publishing business, subscriptions are often sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering and consolidate the subscription orders/billings with various publishers. Subscription agents account for approximately 17% of total consolidated subscription revenue and no one agent accounts for more than 7% of total consolidated revenue. Subscription agents generally collect cash in advance from subscribers and remit payments to journal publishers, including the Company, prior to the commencement of the subscriptions. While at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents may depend significantly on their financial condition and liquidity. Insurance for payment on these accounts is not commercially feasible and/or available.

Changes in Regulation and Accounting Standards

The Company maintains publishing, marketing and distribution centers in Asia, Australia, Canada, Europe and the United States. The conduct of our business, including the sourcing of content, distribution, sales, marketing and advertising is subject to various laws and regulations administered by governments around the world. Changes in laws, regulations or government policies, including taxation requirements and accounting standards, may adversely affect the Company's future financial results.

Introduction of New Technologies or Products

Media and publishing companies exist in rapidly changing technological and competitive environments. Therefore, the Company must continue to invest in technological and other innovations and adapt in order to continue to add value to its products and services and remain competitive. There are uncertainties whenever developing new products and services, and it is often possible that such new products and services may not be launched or if launched, may not be profitable or as profitable as existing products and services.

Competition for Market Share and Author Relationships

The Company operates in highly competitive markets. Success and continued growth depends greatly on developing new products and the means to deliver them in an environment of rapid technological change. Attracting new authors and retaining our existing author relationships are also critical to our success. We believe the Company is well positioned to meet these business challenges with the strength of our brands, our reputation and innovative abilities.

Effects of Inflation and Cost Increases

The Company, from time to time, experiences cost increases reflecting, in part, general inflationary factors. To mitigate the effect of cost increases, the Company may take various steps to reduce development, production and manufacturing costs. In addition, the selling prices for our products may be selectively increased as marketplace conditions permit.

Attracting and Retaining Key Employees

The Company's success is highly dependent upon the retention of key employees globally. In addition, we are dependent upon our ability to continue to attract new employees with key skills to support the continued organic growth of the business.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company occupies office, warehouse, and distribution facilities in various parts of the world, as listed below (excluding those locations with less than 10,000 square feet of floor area, none of which is considered material property). All of the buildings and the equipment owned or leased are believed to be in good condition and are generally fully utilized.

Location	Purpose	Approx. Sq. Ft.	Lease Expiration
Leased			
Australia	Office	33,000	2020
	Warehouse	68,000	2016
Canada	Office and Warehouse	87,000	2011
	Office	18,000	2010
England	Warehouse	131,000	2012
United States:			
New Jersey	Corporate Headquarters	383,000	2017
New Jersey	Distribution Center and Office	188,000	2021
New Jersey	Warehouses	380,000	2021
Indiana	Office	116,000	2009
California	Office	58,000	2012
Singapore	Office and Warehouse	61,000	2007
Owned			
Germany	Office	57,000	
England	Office	50,000	

Item 3. Legal Proceedings

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to the Company's security holders during the last quarter of the fiscal year ended April 30, 2006.

PART II

Item 5. Market for the Company's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Quarterly Share Prices, Dividends, and Related Stockholder Matters listed in the index on page 10 are incorporated herein by reference.

Item 6. Selected Financial Data

The Selected Financial Data listed in the index on page 10 is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 10 is incorporated herein by reference.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information appearing under the caption "Market Risk" in Management's Discussion and Analysis of Financial Condition and Results of Operations listed in the index on page 10 is incorporated herein by reference.

Item 8. Financial Statements and Supplemental Data

The Financial Statements and Supplemental Data listed in the index on page 10 is incorporated herein by reference.

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The following financial statements and information appearing on the pages indicated are filed as part of this report:

Other schedules are omitted because of the absence of conditions under which they apply or because the information required is included in the Notes to Consolidated Financial Statements.

Management's Discussion and Analysis of Business, Financial Condition and Results of Operations

The Company is a global publisher of print and electronic products, providing content and solutions to customers worldwide. Core businesses produce professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and textbooks and educational materials, including integrated online teaching and learning resources, for undergraduate and graduate students, teachers and lifelong learners. The Company takes full advantage of its content from all three core businesses in developing and cross-marketing products to its diverse customer base of professionals, consumers, researchers, students, and educators. The use of technology enables the Company to make its content more accessible to its customers around the world. The Company maintains publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Business growth comes from a combination of title, imprint and business acquisitions which complement the Company's existing businesses; from the development of new products and services; from designing and implementing new methods of delivering products to our customers; and from organic growth of existing brands and titles.

Core Businesses

Professional/Trade:

The Company's Professional/Trade business acquires, develops and publishes books and subscription products in all media, in the subject areas of business, technology, architecture, hospitality and culinary, psychology, education, travel, consumer reference, and general interest. Products are developed for worldwide distribution through multiple channels, including major chains and online booksellers, independent bookstores, libraries, colleges and universities, warehouse clubs, corporations, direct marketing, and Web sites. Global Professional/Trade publishing accounted for approximately 43% of total Company revenue in fiscal year 2006.

Key revenue growth strategies of the Professional/Trade business include adding value to its content, developing its leading brands and franchises, and executing strategic acquisitions. Revenue for the Company's worldwide Professional/Trade business grew at a compound annual rate of approximately 18% over the past five years.

Publishing alliances and franchise products are central to the Company's strategy. The Company's ability to bring together Wiley's product development, sales, marketing, distribution and technological capabilities with a partner's content and brand name recognition has been a driving factor in its success. Professional/Trade alliance partners include General Mills, MTV, the Culinary Institute of America, the American Medical Association, the American Institute of Architects, Mergent, Inc., the National Restaurant Association Educational Foundation, the Leader to Leader Institute (formerly The Peter F. Drucker Foundation) and Morningstar, among many others.

The Company's Professional/Trade customers are professionals, consumers, and students worldwide. Highly respected brands and extensive backlists are especially well suited for online bookstores such as Amazon.com. With their unlimited "virtual" shelf space, online retailers merchandise the Company's products for longer periods of time than brick-and-mortar bookstores.

The Company promotes an active and growing Professional/Trade custom publishing program. Custom publications are typically used by organizations for internal promotional or incentive programs. Books are specifically written for a customer or an existing Professional/Trade publication can be customized, such as having the cover art include custom imprint, messages or slogans. Of special note are customized *For Dummies* publications, which leverage the power of this well-known brand to meet the specific information needs of a wide range of organizations around the world.

Key Acquisitions: The Company's business plan includes organic growth as well as growth through acquisitions. Key strategic Professional/Trade acquisitions over the past five years include: (i) In fiscal year 2006, the publishing assets of Sybex, Inc., a leading publisher to the global information technology professional community for nearly 30 years. Sybex published about 100 new titles a year and maintained a backlist of over 450 titles in digital photography, operating systems, programming and gaming categories. (ii) In fiscal year 2003, a list of approximately 250 titles from Prentice Hall Direct, a unit of Pearson Education. These titles include a collection of practical, "hands-on" teaching resources, which complement the Company's renowned Jossey-Bass education series and its market-leading Janice Van Cleave series. (iii) In fiscal year 2002, the Company acquired Hungry Minds Inc., a leading publisher with an outstanding collection of respected brands, with such product lines as the *For Dummies* series, the *Frommer's* and *Unofficial Guide* travel series, the *Bible* and *Visual* technology series, the *CliffsNotes* study guides, *Webster's New World* dictionaries, and *Betty Crocker* and *Weight Watchers* cookbooks. (iv) In fiscal year 2002, the Company acquired Frank J. Fabozzi Publishing and Australian publisher, Wrightbooks Pty Ltd., both publishers of high quality finance books for the professional market.

Scientific, Technical, and Medical (STM):

The Company is a leading publisher for the scientific, technical, and medical communities worldwide including, scientists, researchers, clinicians, engineers, students and professors, and academic and corporate librarians. STM products include journals, major reference works, reference books and protocols, in print and online. STM publishing areas include the life and physical sciences, select medical areas, chemistry, statistics and mathematics, electrical and electronics engineering, and telecommunications. STM develops products for global distribution through multiple channels, including library consortia, subscription agents, bookstores, online booksellers, and direct sales to professional society members and other customers. Global STM represented 38% of total Company revenue in fiscal year 2006. STM's revenue grew at a compound annual rate of 9% over the past five years.

Established commercially in 1999, the Company's web-based service, *Wiley InterScience* (www.interscience.wiley.com), offers online access to more than 400 journals and 2,000 major reference works, online books, *Current Protocols* laboratory manuals and databases, as well as a suite of professional and management resources. *Wiley InterScience* is based on a successful business model that features Enhanced Access Licenses. One to three years in duration, Enhanced Access Licenses provide academic and corporate customers with multi-site online access. The Company also offers other flexible pricing options such as, Basic Access licenses, which provide click-on access title-by-title to the Company's electronic journal content. Access is also provided through *Pay-Per-View*, which serves customers who wish to purchase individual articles or chapters. With over 24 million users in 90 countries around the globe, *Wiley InterScience* is one of the world's leading providers of scientific, technical, and medical content.

Wiley InterScience takes advantage of technology to update content frequently, and it adds new features and resources on an ongoing basis to increase the productivity of scientists, professionals and students. Two examples are *EarlyView*, through which customers can access individual articles well in advance of print publication, and *MobileEditions*, which enables users to view tables of content and abstracts on wireless handheld devices and Web-enabled phones.

In 2005, the Company announced an ambitious new program to digitize its entire historical journal content, dating back to the 1800s. Wiley's digitization of legacy content is designed to improve the research pathway and ensure content discovery is as seamless and efficient as possible. The initiative is scheduled for completion in 2007. The backfile collection, which is available online through *Wiley InterScience,* will span two centuries of scientific research and comprise over

7.5 million pages – one of the largest archives of its kind issued by a single publisher. As of April 30, 2006 approximately 70% of the Company's journal content was digitized and made available to customers.

Publishing alliances play a major role in STM's success. The Company publishes the journals of prestigious societies, including the American Cancer Society's flagship publication, *Cancer*. These alliances bring mutual benefit, with the societies gaining Wiley's publishing and marketing expertise, while Wiley receives peer-reviewed content and enhanced visibility among society memberships.

Key Acquisitions: In fiscal year 2006, the Company acquired InfoPoems Inc., a leading provider of evidence-based medicine (EBM). This acquisition along with the *Cochrane Collaboration* database provides the foundation for the Company's fast growing suite of EBM products designed to improve patient healthcare at the point of care. Evidenced-based medicine facilitates the effective management of patients through clinical expertise informed by best practice evidence that is derived from medical literature.

In fiscal year 2002, the Company acquired A&M Publishing Ltd., a U.K.-based publisher for the pharmaceutical and health-care sectors, and GIT Verlag GmbH, a German publisher for the chemical, pharmaceutical, biotechnology, security, and engineering industries. These businesses derive revenue principally from advertising. From this base, the Company is building its program of advertising-based journal publications, including the acquisition of *Dialysis and Transplantation* in fiscal year 2006.

Higher Education:

The Company publishes educational materials for the higher education market in all media, focusing on courses in the sciences, geography, mathematics, engineering, accounting, business, economics, computer science, psychology, education, and modern languages. In Australia, the Company is also a leading publisher for the secondary school market.

Higher Education customers include undergraduate, graduate, and advanced placement students, educators, and lifelong learners worldwide. Product is delivered principally through college bookstores, online booksellers, and Web sites. Globally, Higher Educational publishing generated 19% of total Company revenue in fiscal year 2006. Through organic growth and acquired products, both print and electronic, the Company's worldwide Higher Education publishing revenue grew at a compound annual rate of 5% over the past five years.

Higher Education's mission is to help teachers teach and students learn. Our strategy is to provide value-added quality materials and services through textbooks, supplemental study aids, course and homework management tools and more, in print and electronic formats. The Higher Education web site offers online learning materials with links to more than 4,000 companion sub-sites to support and supplement textbooks.

Higher Education delivers high-quality online learning materials that offer more opportunities for customization and accommodate diverse learning styles. The prime example is *WileyPlus*, an activity-based interface that provides an integrated suite of teaching and learning resources on one web site. By offering an electronic version of a text along with supplementary materials, content provided by the instructor, and administrative tools, *WileyPlus* supports the full range of course-oriented activities online-planning, presentations, study, homework, and testing.

The Company also supports online communities of interest such as the Wiley Faculty Network, a peer-to-peer network of faculty/professors supporting the use of online course material tools and discipline-specific software in the classroom. The Company believes this unique, reliable, and accessible service gives the Company a competitive advantage.

Higher Education is also leveraging the web in its sales and marketing efforts. The web enhances the Company's ability to have direct contact with students and faculty at universities worldwide through the use of interactive electronic brochures and e-mail campaigns.

Key Acquisitions: In fiscal year 2003, the Company acquired the assets of Maris Technologies to support the Company's efforts to produce web-enabled products. This acquisition included the market-leading software *Edugen*, which provides the underlying technology for *WileyPlus*. Located in Moscow, the development facility is staffed by approximately 52 programmers and designers who had been employed in the space program of the former Soviet Union. In fiscal year 2002 the Company acquired publishing assets consisting of 47 higher education titles from Thomson Learning. The titles are in such areas as business, earth and biological sciences, foreign languages, mathematics, nutrition, and psychology.

Publishing Operations

Journal Products:

The Company publishes over 2,400 journals and other subscription-based STM and Professional/Trade products, which accounted for approximately 33% of the Company's fiscal year 2006 revenue. Most journals are owned by the Company, in which case they may or may not be sponsored by a professional society. Some are owned by societies and published by the Company pursuant to contracts. Societies that sponsor or own such journals generally receive a royalty and/or other consideration. The Company usually enters into agreements with outside independent editors of journals that state the duties of the editors, and the fees and expenses for their services. Contributors of journal articles transfer publication rights to the Company or a professional society, as applicable.

Journal subscriptions result primarily from licenses for *Wiley InterScience* negotiated directly with customers or their subscription agent by the Company's sales representatives, direct mail or other advertising, promotional campaigns, and memberships in professional societies for those journals that are sponsored by such societies. Licenses range from one to three years in duration.

Printed journals are generally mailed to subscribers directly from independent printers. Journal content is available online. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online, or over the term of the subscription as services are rendered.

Book Products:

Materials for book publications are obtained from authors throughout most of the world through the efforts of an editorial staff, outside editorial advisors, and advisory boards. Most materials originate with their authors, or as a result of suggestion or solicitations by editors and advisors. The Company enters into agreements with authors that state the terms and conditions under which the materials will be published, the name in which the copyright will be registered, the basis for any royalties, and other matters. Most of the authors are compensated by royalties, which vary with the nature of the product and its anticipated sales potential. The Company may make advance payments against future royalties to authors of certain publications.

The Company continues to add new titles, revise existing titles, and discontinue the sale of others in the normal course of its business, also creating adaptations of original content for specific markets fulfilling customer demand. The Company's general practice is to revise its textbooks every three to five years, if warranted, and to revise other titles as appropriate. Subscription-based products are updated more frequently on a regular schedule. Approximately 34% of the Company's fiscal year 2006 U.S. book-publishing revenue was from titles published or revised in the current fiscal year.

Professional and consumer books are sold to bookstores and online booksellers serving the general public; wholesalers who supply such bookstores; warehouse clubs; college bookstores for their non-textbook requirements; individual practitioners; and research institutions, libraries (including public, professional, academic, and other special libraries), industrial organizations, and government agencies.

The Company employs sales representatives who call upon independent bookstores, national and regional chain bookstores and wholesalers. Trade sales to bookstores and wholesalers are generally made on a returnable basis with certain restrictions. The Company provides for estimated future returns on sales made during the year principally based on historical experience. Sales of professional and consumer books also result from direct mail campaigns, telemarketing, online access, and advertising and reviews in periodicals.

Adopted textbooks and related supplementary material (i.e., textbooks prescribed for course use) are sold primarily to bookstores including online bookstores, serving educational institutions. The Company employs sales representatives who call on faculty responsible for selecting books to be used in courses, and on the bookstores that serve such institutions and their students. Textbook sales are generally made on a fully returnable basis with certain restrictions. The textbook business is seasonal, with the majority of textbook sales occurring during the June through August and November through January periods. There is an active used textbook market, which adversely affects the sales of new textbooks.

Like most other publishers, the Company generally contracts with independent printers and binderies for their services. The Company purchases its paper from independent suppliers and printers. The fiscal year 2006 weighted average U.S. paper prices increased approximately 6% over fiscal year 2005. Management believes that adequate printing and binding facilities, and sources of paper and other required materials, are available to it, and that it is not dependent upon any single supplier. Printed book products are distributed from both Company-operated warehouses and independent distributors.

The Company develops content in digital format that can be used for both online and print products, which results in productivity and efficiency savings, as well as enabling the Company to offer customized publishing and print-on-demand products. Book content is increasingly being made available online through *Wiley InterScience*, *WileyPlus* and other platforms, and in eBook format through licenses with alliance partners. The Company also sponsors online communities of interest, both on its own and in partnership with others, to expand the market for its products.

The Company believes that the demand for new electronic technology products will continue to increase. Accordingly, to properly service its customers and to remain competitive, the Company anticipates it will be necessary to increase its expenditures related to such new technologies over the next several years.

The internet not only enables the Company to deliver content online, but also helps to sell more books. The growth of online booksellers benefits the Company because they provide unlimited virtual "shelf space" for the Company's entire backlist.

Marketing and distribution services are made available to other publishers under agency arrangements. The Company also engages in co-publishing of titles with international publishers and in publication of adaptations of works from other publishers for particular markets. The Company also receives licensing revenue from photocopies, reproductions, and electronic uses of its content as well as advertising revenue from web sites such as *Frommers.com*.

Global Operations

The Company's publications are sold throughout most of the world through operations located in Europe, Canada, Australia, Asia, and the United States. All operations market their indigenous publications, as well as publications produced by other parts of the Company. The Company also markets publications through agents as well as sales representatives in countries not served by the Company. John Wiley & Sons International Rights, Inc. sells reprint and translations rights worldwide. The Company publishes or licenses others to publish its products, which are distributed throughout the world in many languages. Approximately 41% of the Company's fiscal year 2006 revenue was derived from non-U.S. markets.

Competition and Economic Drivers Within the Publishing Industry

The sectors of the publishing industry in which the Company is engaged are highly competitive. The principal competitive criteria for the publishing industry are considered to be the following: product quality, customer service, suitability of format and subject matter, author reputation, price, timely availability of both new titles and revisions of existing books, online availability of published information, and timely delivery of products to customers.

The Company is in the top rank of publishers of scientific and technical journals worldwide, as well as a leading commercial chemistry publisher at the research level; one of the leading publishers of university and college textbooks and related materials for the "hardside" disciplines, (i.e. sciences, engineering, and mathematics), and a leading publisher in its targeted professional/trade markets. The Company knows of no reliable industry statistics that would enable it to determine its share of the various international markets in which it operates.

Performance Measurements

The Company measures its performance based upon revenue, operating income, earnings per share and cash flow growth, excluding unusual or one-time events, and considering current worldwide and regional economic conditions. Because of the Company's unique blend of businesses, industry statistics do not always provide meaningful comparisons. The Company does maintain market share statistics for publishing programs in Professional/Trade and Higher Education. For Professional/Trade, market share statistics published by BOOKSCAN, a statistical clearinghouse for book industry point of sale in the United States, are used. The statistics include survey data from all major retail outlets, mass merchandisers, small chain and independent retail outlets. For Higher Education, the Company subscribes to Management Practices Inc., which publishes customized comparative sales reports.

Results of Operations

Fiscal Year 2006 Summary Results

For the full year, revenue advanced 7% over prior year to $1.0 billion, or 8% excluding foreign currency effects. The year-on-year growth was driven by all of Wiley's businesses around the world. Gross profit margin for fiscal year 2006 was 67.2% compared with 66.6% in the prior year. Improvements in STM, Higher Education and the European segment were partially offset by lower gross margins in Professional/Trade and other segments.

Operating and administrative expenses increased 8% over the prior year. Foreign exchange accounted for approximately $1.9 million of the increase. Editorial, sales, marketing and distribution costs to support revenue growth, and investments in technology were partially offset by lower costs associated with certification of internal controls as required by Sarbanes-Oxley 404. Operating and administrative expenses as a percent of revenue were 51% in both years.

Operating income advanced 8% to $152.7 million in fiscal year 2006 or 9% excluding adverse foreign currency effects. Revenue growth and improved gross margins were partially offset by higher amortization due to acquisitions. Operating margin was 14.6% compared with 14.5% in fiscal year 2005. The operating margin increase reflects improvement in gross margin due to product mix, partially offset by higher amortization of intangibles. Net interest expense and other increased $3.1 million to $8.8 million, mainly due to higher interest rates.

The Company's effective tax rate was 23.3% in fiscal year 2006. Excluding the tax charges and benefits described in the non-GAAP financial disclosure, the effective tax rate for fiscal year 2006 increased to 33.2% as compared to 32.7% in fiscal year 2005. The increase was mainly due to higher effective foreign tax rates.

Earnings per diluted share and net income for fiscal year 2006 on a US GAAP basis were $1.85 and

$110.3 million, respectively. Excluding the tax adjustments, which are further described below, earnings per diluted share and net income for fiscal year 2006 on a Non-GAAP basis rose 10% to $1.61 and 5% to $96.1 million, respectively. Growth in earnings per diluted share reflects favorable operating performance and the Company's share repurchase program.

Non-GAAP Financial Measures: The Company's management evaluates performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. Since adjusted net income and adjusted earnings per share are not a measure calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as reported, as an indicator of operating performance.

Adjusted net income and adjusted earnings per diluted share excluding the tax charges and benefits are as follows:

Reconciliation of non-GAAP financial disclosure

	For the Years Ended April 30,	
Net income (in thousands)	**2006**	2005
As reported	**$110,328**	$83,841
Tax (benefit) provision on dividends repatriated	**(7,476)**	7,476
Resolution of tax matters	**(6,776)**	-
Adjusted	**$96,076**	$91,317

	For the Years Ended April 30,	
Earnings per Diluted Share	**2006**	2005
As reported	**$1.85**	$1.35
Tax (benefit) provision on dividends repatriated	**(.12)**	.12
Resolution of tax matters	**(.11)**	-
Adjusted	**$1.61**	$1.47

Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit of approximately $7.5 million, or $0.12 per diluted share, in the first quarter of fiscal year 2006, and reduced income taxes due on the fiscal year 2005 repatriation of earnings from its European subsidiaries. As previously discussed in the Company's Annual Report filed on Form 10-K for fiscal year 2005, the tax benefit offsets a tax charge of $7.5 million recorded in the fourth quarter of fiscal year 2005, neither of which had a cash impact to the Company.

A $6.8 million, or $0.11 per diluted share, tax benefit related to the favorable resolution of certain tax matters with tax authorities was also reported for the full year ending April 30, 2006. The Company's management excludes these tax items for comparative purposes so as to not distort the underlying operating performance of the Company.

Cash flow provided by operating activities in fiscal year 2006 of $242.6 million was used to fund investing activities ($113.6 million), inclusive of $31.4 million for the acquisition of publishing assets; to acquire 2.8 million shares of treasury stock ($108.9 million); repay debt ($32.5 million); and for cash dividends to shareholders ($21.1 million).

Fiscal Year 2006 Segment Results

Professional/Trade (P/T):

Dollars in thousands	2006	2005	% change
Revenue	$380,191	$350,338	9%
Direct Contribution	$106,971	$102,326	5%
Contribution Margin	28.1%	29.2%	

Revenue growth of Wiley's U.S. P/T business accelerated throughout fiscal year 2006, culminating in a strong fourth quarter. Revenue for the full year advanced 9% to $380 million, while fourth quarter revenue reached a record $106 million, 13% over the same period in the prior year. Virtually all of P/T's publishing categories and sales channels contributed to the strong results, with standout performances by the technology, business, finance and architectural programs, as well as global rights and website advertising. P/T's finance and leadership programs, as well as the Sybex technology titles it acquired in May

2005, and the popularity of the *Sudoku for Dummies* series helped to deliver the record-setting results. The Sybex acquisition contributed approximately $9 million to revenue.

Direct contribution to profit was up 5% for the year. The improvement in top-line results was partially offset by higher cost of sales mainly due to product mix.

A number of successful titles contributed to the year's results, notably *The Little Book That Beats the Market* by Joel Greenblatt; *Sudoku For Dummies,* Volumes 1-3 by Andrew Herron and Edmund James; *Weight Watcher's New Complete Cookbook*; *Betty Crocker Cookbook: Everything You Need to Know to Cook Today*; and *Hedgehogging* by Barton Biggs. Several perennial favorites and new titles also made significant contributions, including *Five Dysfunctions of a Team* by Patrick Lencioni; his new title, *Silos, Politics, and Turf Wars*; *Automatic Wealth* by Michael Masterson; and *The Party of the Century: The Fabulous Story of Truman Capote and His Black and White Ball* by Deborah Davis. A new series, *Frommer's Day by Day,* and the first *Frommers.com* Podcast, successfully extended this key brand.

Media attention was particularly focused on a number of titles tied to current affairs (*Bird Flu* by Marc Siegel and *The Global Class War* by Jeff Faux); popular products (*The Bear Necessities of Business: Building a Company with Heart* by Maxine Clark and Amy Joyner at the flagship Build-a-Bear store); or movies (*Party of the Century* by Deborah Davis which capitalized on the success of the movie, *Capote),* as well as well-known authors (*The Poker Face of Wall Street,* Aaron Brown and *Hedgehogging* by Barton Biggs). Aggressive marketing kept Wiley brands and titles in the public eye, including a major advertising campaign for *Little Book That Beats the Market* in *The Wall Street Journal* and *Bloomberg* radio; the annual *For Dummies* month promotions; and a pay-per-view webcast with Amazon.com, featuring author Pat Lencioni.

More than 800 articles were adapted from the *For Dummies* text for licensing with Yahoo Tech, a new website that provides consumers with advice and information on technology. An agreement with Microsoft was signed to license content from seven of Wiley's top cookbooks, including *How to Cook Everything* by Mark Bittman, *Cooking at Home with The Culinary Institute of America,* and *Mr. Boston: Official Bartender's and Party Guide* by Mr. Boston, Anthony Giglio, and Steven McDonald).

Mark Bittman received a James Beard Foundation Media Broadcast Award in the category National Television Food Show for his work as host of the PBS series, *How to Cook Everything,* which is tied in with the Wiley title of the same name. *The Handbook of Human Resources Management in Government* by Stephen Condrey won "Best Public Sector Human Resources Management Book" award of the American Society for Public Administration. Lee Shulman, President of the Carnegie Foundation for the Advancement of Teaching, won the prestigious Grawemeyer Award in Education for 2006, for *The Wisdom of Practice*.

Scientific, Technical, and Medical (STM):

Dollars in thousands	2006	2005	% change
Revenue	$206,008	$190,515	8%
Direct Contribution	$96,009	$88,899	8%
Contribution Margin	46.6%	46.7%	

Wiley's U.S. STM business delivered consistently excellent results throughout fiscal year 2006, growing revenue over prior year by 8% to $206 million. Direct contribution to profit also rose by 8% for the year.

Subscription and non-subscription revenue from journal backfiles, advertising, and commercial reprints contributed significantly to growth. The reference book program completed its second year of strong growth driven by strong title output and global market strength. STM also benefited from recent acquisitions of *Dialysis and Transplantation,* a medical journal and *InfoPOEMs,* a provider of evidence-based medicine content.

Wiley InterScience, the Company's online service, reached a milestone midway through the fiscal year: more than one million journal articles are now available online. The value of this growing body of literature to the global research community can be quantified in the concurrent increase in the number of users, as well as the number of manuscripts submitted for publication. In fiscal year 2006, U.S. STM received approximately 9% more journal manuscripts and published 8% more journal pages than the previous year. More people gained access to *Wiley InterScience* by taking advantage of alternate purchasing programs, such as *Pay-Per-View*, which began offering individual article sales from the growing backfile collection during this year. At the end of the fiscal year, Wiley participated with Microsoft in the launch of Windows Live Academic Search pilot, which improves the search capabilities of journal content from Wiley and ten other major STM publishers.

Important publications during the year include the inaugural issue of a pharmaceutical-company sponsored Chinese-language digest version of *Hepatology*; the *Physics and Astronomy Backfile*, which includes the oldest journal published by Wiley, *Annalen der Physik,* founded in 1799; the first two issues of the *Journal of Hospital Medicine;* and a refurbished *Annals of Neurology.* Also released during the fourth quarter were the new 18th edition of the *Merck Manual*; the 8th edition of *The Wiley Registry of Mass Spectral Data;* and a wide array of single and multi-volume reference works.

During the fourth quarter, the Company reached an agreement with the Institute of Electrical and Electronics Engineers of Japan to publish a new English-language journal, IEEJ Transactions; extended its long-term publishing agreement for the *Journal of Research in Science Teaching*; and began publication of the *Journal of Orthopedic Research* in partnership with the Orthopedic Research Society.

Higher Education:

Dollars in thousands	2006	2005	% change
Revenue	$156,235	$150,905	4%
Direct Contribution	$40,065	$38,221	5%
Contribution Margin	25.6%	25.3%	

Wiley's U.S. Higher Education business increased 4% to $156 million in fiscal year 2006. Continuing to build on the strength experienced in the third quarter, fourth quarter revenue advanced 15% to $23 million compared to the previous year's quarter. Higher Education's direct contribution margin for the year improved 30 basis points to 25.6% mainly due to lower composition costs and inventory provisions.

The mathematics, life sciences, engineering and computer science programs performed extremely well during the year, with strong showings by Tortora/*Principles of Anatomy and Physiology*; Black/*Microbiology*; Voet/*Fundamentals of Biochemistry*; Hughes-Hallett/*Calculus*; Anton/*Calculus*; Munson/*Fluid Mechanics*; and Horstman/*Big Java*.

WileyPLUS continued to gain traction during fiscal year 2006, as more students and faculty around the world chose to use its customizable multi-format suite of content, teaching and learning tools to help them do homework, study for tests, assess coursework, and administer classes.

Wiley has developed a wider array of products at varied price points. The Company is now offering over 50 titles in *Wiley Desktop Editions*, which are in downloadable e-text format, intended for students who want lower-priced versions of textbooks. Wiley began to produce *Desktop Editions* in partnership with VitalSource Technologies, Inc., during the second quarter, and expects to nearly double the number of titles in the program by calendar year-end.

Soon after the end of the fiscal year, Wiley became Microsoft's sole publishing partner worldwide for all Microsoft Official Academic Course (MOAC) materials. Microsoft and Wiley will collaborate on a new co-branded series of textbook and e-learning products for the higher education market, to be released under Wiley-Microsoft logos. Wiley will also assume responsibility for the sale of existing MOAC titles. The new series will offer topics covering Windows Vista, Microsoft Office Systems 2007, and the Windows Server codenamed "Longhorn." All titles will be marketed globally and available in several languages. With Microsoft's position as the world's leading software company and Wiley's global presence in higher education, the alliance is an ideal strategic fit.

Earlier in the year, Higher Education extended its global alliance with the National Geographic Society to create new products sold exclusively with Wiley textbooks and *WileyPLUS*.

Europe:

Dollars in thousands	2006	2005	% change	% excluding FX
Revenue	$292,462	$268,857	9%	12%
Direct Contribution	$93,415	$86,226	8%	11%
Contribution Margin	31.9%	32.1%		

Fiscal Year 2006 was another strong year for Wiley's European-based companies, with revenues for the year advancing 9% over the prior year to $292 million, or 12% excluding foreign currency effects. Virtually all of Wiley Europe's businesses, product lines, and markets contributed to the performance. Strong performance was exhibited in P/T and STM book publishing, as well as journals. Global sales from the *Sudoku For Dummies* series contributed to the increase in P/T revenue. Direct contribution margin was essentially in line with the prior year's results.

Best-selling books included products as diverse as the second edition of *Encyclopedia of Inorganic Chemistry*, edited by R. Bruce King, and the enormously popular *Sudoku For Dummies* and *Kakuro For Dummies.* The power of the *For Dummies* brand was evidenced by the publication of a six-figure print run of a custom mini-book for the World Cup, *Winning on Betfair For Dummies*. The German *For Dummies* program published 51 new titles and 49 reprints during fiscal year 2006.

The expansion of Wiley Europe's publishing portfolio has opened up new markets and customer groups. The technology channel saw strong growth throughout the year with a series of agreements with major telecommunications corporations. In February, the Company entered a popular new market with the acquisition of Fernhurst Books, a best-selling list of manuals and guides on sailing, boating, and other nautical sports. The first seven titles of the Securities and Investment Institute series published during fiscal year 2006.

Wiley Europe's new journals, *small,* an interdisciplinary journal on nanoscience and nanotechnology embracing materials science, physics, chemistry and biosciences and the related engineering areas *ChemMedChem*; and the *Biotechnology Journal,* all performed well. *Chemistry-An Asian Journal,* an alliance between Wiley-VCH, the German Chemical Society, and several major Asian chemical societies, gained traction during the year as new societies signed on, including The Singapore National Institute of Chemistry and the Chemical Society located in Taipei.

The *Cochrane Collaboration,* an evidence-based medicine collection, available through *Wiley InterScience*, finished the year strongly reflecting Wiley's ability to increase revenue through the Company's multiple sales channels. To extend Wiley's product offering in evidence-based medicine, Wiley Europe and Duodecim Medical Publications Limited of Helsinki, Finland announced an expanded agreement to grant Wiley the exclusive publishing, sales, and distribution rights of its English language version of *Evidence-Based Medicine Guidelines (EBM Guidelines).* The guidelines are designed to be read on small screens, and are available via the Internet and through Personal Digital Assistants (PDA) devices.

Asia, Australia, and Canada:

Dollars in thousands	2006	2005	% change	% excluding FX
Revenue	$123,950	$108,649	14%	12%
Direct Contribution	$26,747	$24,868	8%	3%
Contribution Margin	21.6%	22.9%		

Wiley's revenue in Asia, Australia, and Canada advanced 14% over the previous year to $124 million, or 12% excluding foreign currency effects. Higher Education and secondary school publishing in Australia and P/T sales in Asia and Canada drove the improvement over the prior year. Direct contribution to profit for the year increased 8%, or 3% excluding foreign currency effects. Revenue growth was partially offset by product mix in Canada and Asia.

Wiley Asia experienced growth across all product lines, particularly in India, Japan and China. Wiley Canada's P/T performance was very strong and its Higher Education program was solid. In Australia, all three businesses delivered strong results.

At the end of the third quarter, Wiley Asia acquired the remaining outstanding shares of Wiley Dreamtech (India) Private LTD. The acquisition is an important step in the Company's plans to grow Wiley's presence in India, extending its sales and marketing reach and building local publishing capabilities in an important and rapidly growing market. Wiley acquired a majority interest in Dreamtech in 2001 as part of its highly successful acquisition of Hungry Minds, Inc.

Wiley Australia was once again named Secondary Publisher of the Year by the Australian Publishers Association and Higher Education Publisher of the Year by the Australian Campus Booksellers Association, for the 9th and 8th times, respectively, during the last decade. Wiley Australia was also awarded, for the fifth year in a row, the 'Employer of Choice for Women' citation by the Federal Government's Equal Opportunity in the Workplace Agency. Wiley is the only publisher that has earned this honor during the program's entire five-year history.

Considerable success was achieved in Canada with the sale of *WileyPLUS,* demonstrating the product's global appeal. The number of titles available with *WileyPLUS* more than doubled from fiscal year 2005, giving the sales force opportunity to sell it into more course areas. During fiscal year 2006, Wiley Canada added to its indigenous P/T program by becoming a key publisher in the regional real estate markets. Sales throughout the year in real estate investing, home inspection, property management, tax, and other subcategories were very strong, as the Company added a number of titles to its portfolio.

Fiscal Year 2005 Summary Results

In fiscal year 2005 revenue advanced 6% over the prior year to $974 million, or 4% excluding foreign currency effects. The year-on-year growth was driven primarily by the Company's global Scientific, Technical and Medical business and the Professional/Trade business, particularly in Europe and Asia. Gross profit margin for fiscal year 2005 was 66.6% compared with 66.5% in the prior year. Improvements in U.S. Professional/Trade and the European segment were partially offset by lower gross margins in other segments.

Operating and administrative expenses, excluding the adverse impact of foreign exchange on costs (approximately $6.5 million), increased 3% over the prior year. Sales and marketing costs to support revenue growth, annual performance compensation costs, auditing and compliance costs associated with certification of internal controls as required by Sarbanes-Oxley 404 ($3.2 million) and investments in technology to deliver products to our customers were partially offset by relocation incentive receipts from the State of New Jersey. Operating and administrative expenses as a percent of revenue improved 50 basis points to 51%, reflecting prudent expense management.

Operating income advanced 9% to $141.4 million in fiscal year 2005, or 7% excluding foreign currency gains. Primarily revenue growth, lower inventory and royalty provisions and prudent expense management drove the year-on-year growth. Operating margin was 14.5% compared with 14.0% in fiscal year 2004. The operating margin increase reflects improvement in gross margin and lower operating and administrative expenses as a percentage of revenue. Net interest expense and other increased $1.4 million to $5.7 million. Higher interest rates were partially offset by lower debt.

The Company's effective tax rate was 38.2% in fiscal year 2005. Excluding the tax charges and benefits described in the non-GAAP financial disclosure, the effective tax rate for fiscal year 2005 increased to

32.7% as compared to 31.4% in fiscal year 2004, mainly due to higher effective foreign tax rates.

Earnings per diluted share and net income for fiscal year 2005 were $1.35 and $83.8 million. Excluding the tax accrual on the dividends repatriated from European subsidiaries in fiscal year 2005 and the tax benefit reported in fiscal year 2004, which are described below, earnings per diluted share and net income for the fiscal year ended April 30, 2005 rose 8% to $1.47 and 6% to $91.3 million, respectively.

Non-GAAP Financial Measures: The Company's management evaluates operating performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provides a more effective and comparable measure of performance. Since adjusted net income and adjusted earnings per share are not a measure calculated in accordance with GAAP, it should not be considered as a substitute for other GAAP measures, including net income and earnings per share, as reported, as an indicator of operating performance.

Adjusted net income and adjusted earnings per diluted share excluding the tax charges and benefits are as follows:

Reconciliation of non-GAAP financial disclosure

Net income (in thousands)	For the Years Ended April 30, 2005	2004
As reported	**$83,841**	$88,840
Resolution of tax matters	**-**	(3,019)
Tax charge on dividends repatriated	**7,476**	-
Adjusted	**$91,317**	$85,821

Earnings per Diluted Share	For the Years Ended April 30, 2005	2004
As reported	**$1.35**	$1.41
Resolution of tax matters	**-**	(.05)
Tax charge on dividends repatriated	**.12**	-
Adjusted	**$1.47**	$1.36

During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law in October 2004. The law provided a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrual on the dividend included approximately $7.5 million, or $0.12 per diluted share of tax, which had no cash impact on the Company. The income statement effect recorded in the fourth quarter of fiscal year 2005 was fully offset by a tax benefit recognized by the Company in the first quarter of fiscal year 2006.

In the third quarter of fiscal year 2004, the Company reported a net tax benefit of $3.0 million, or $0.05 per diluted share, due to a favorable resolution of certain state and federal tax matters and an adjustment of accrued foreign taxes.

Cash flow provided by operating activities in fiscal year 2005 increased 15% to $243.5 million from $212.2 million in the prior year. Cash provided by operating activities, net of cash used for investments in product development and property, equipment and technology of $91.2 million, was utilized during the year to acquire 2.9 million shares of Class A common stock ($94.8 million); acquire publishing assets (aggregating $22.5 million); purchase marketable securities of ($10.0 million); and pay dividends to shareholders ($18.1 million).

Fiscal Year 2005 Segment Results

Professional/Trade (P/T):

Dollars in thousands	2005	2004	% change
Revenue	$350,338	$340,252	3%
Direct Contribution	$102,326	$93,945	9%
Contribution Margin	29.2%	27.6%	

Revenue of Wiley's U.S. P/T business increased 3% to $350.3 million in fiscal year 2005, as a result of organic growth in key publishing categories, particularly *For Dummies* books, the professional culinary program and *Webster's New World Dictionary.* High-end technology titles showed improvement for the year, while consumer technology publishing remained sluggish. Other publishing revenue, principally generated through brand licensing, the sale of rights and online advertising and improved sales return experience also contributed to the favorable results.

P/T's direct contribution to profit was up 9% over fiscal year 2004, reflecting gross margin improvement due to lower inventory, sales returns and author advance provisions, and prudent expense management. Contribution margin increased by 160 basis points to 29.2% reflecting lower provisions and product mix.

Titles included on bestseller lists for the year were the market-leading *J.K. Lasser's Your Income Tax,* as well as Lencioni/*Five Dysfunctions of a Team* and Tyson/*Investing For Dummies;* Winger/*Shut Up, Stop Whining and Get a Life;* Scott/*Mentored by a Millionaire;* Harkins/*Everybody Wins;* Lencioni/*Death by Meeting;* Allen/*Multiple Streams of Income;* Mauldin/*Bull's Eye Investing;* and Tisch/*The Power of We*. The second editions of three bestselling *Windows XP For Dummies* titles were published during the year, tied to Microsoft's launch of the *Windows XP Service Pack 2*.

P/T took advantage of the considerable potential of its industry-leading brands throughout fiscal year 2005. Frommers.com, Dummies.com, and CliffsNotes.com all had a strong year, in terms of site traffic, subscriber counts and sales. A redesigned CliffsNotes.com launched in August, forming the cornerstone of a major brand awareness initiative and significantly increasing traffic to the website. In January, a redesigned *Frommers.com* site was launched that includes several new features, improved search functionality and standard ad sizes to accommodate advertiser demand. These improvements were well received, as evidenced by record highs in monthly traffic and book sales.

An agreement with MTV was signed during the year to publish an eight volume series of travel guides targeted to students and co-branded as MTV and *Frommer's.* A new site supporting direct ordering by government employees went live in March, providing product information and facilitating the purchase of Wiley titles.

P/T's custom publishing had a banner year in fiscal year 2005. These products are typically used by organizations for promotional or incentive programs. Books are specifically written for a customer or an existing P/T publication can be customized, such as having the cover art include custom imprint, messages or slogans. Of special note are customized *For Dummies* publications, which are in great demand by corporations and organizations around the world that want to leverage the power of this well known brand.

During the year, Wiley signed an agreement with TTE Corporation, the manufacturer of RCA digital television products, to publish *HDTV For Dummies*; launch a "Digital TV Center" site featuring technical articles and related information; and create a customized reference and setup guide that will be packaged with select RCA products.

Scientific, Technical, and Medical (STM):

Dollars in thousands	2005	2004	% change
Revenue	$190,515	$178,100	7%
Direct Contribution	$88,899	$86,310	3%
Contribution Margin	46.7%	48.5%	

Wiley's U.S. STM revenue increased 7% to $190.5 million in fiscal year 2005. Electronic journals, new society publications and non-subscription revenue, such as STM reference books, journal backfiles and advertising sales, all contributed to the year-on-year growth.

STM's direct contribution to profit for fiscal year 2005 was up 3% over prior year, reflecting the combined effects of increased revenue and favorable product mix, partially offset by costs associated with new society journals. Contribution margin for the year decreased 180 basis points to 46.7% principally due to increased revenue from new professional society journals and STM reference books. While society journals generate margins that exceed the Company's consolidated margins, they are less than the margins of wholly owned journals.

Globally, the STM business recorded strong growth, up approximately 9% for the full year. Journals and books, in print and online, contributed to year-on-year growth. The global STM book program recorded its sixth consecutive quarter of robust growth, especially in Europe and Asia, resulting in an increase of 12% in fiscal year 2005 over the previous year. It was also a strong year for the electronic major reference work program.

The Company's STM business continued its transformation to digital access through *Wiley InterScience*. Electronic journal subscriptions to *Wiley InterScience* are principally sold through Enhanced Access Licenses. One to three years in duration, these licenses provide academic and corporate customers with multi-site online access. In fiscal year 2005, STM enjoyed healthy renewals of Enhanced Access Licenses for *Wiley InterScience*.

More customers are also gaining access to *Wiley InterScience* through Google and taking advantage of alternative pricing programs such as Pay-Per-View and the new, customer-driven pricing model for *Wiley InterScience Online Books*. Reference linking improvements, new marketing initiatives like Google Adword, ISI alerts and *Wiley InterScience* feature boxes and the addition of content, including new society journals and backfile collections, also contributed to access growth. As a result, usage during the fourth quarter increased 23% over the third quarter and 56% over the previous year's fourth quarter.

Additional digitized journal backfiles were added to *Wiley InterScience* through the launch of the *Cell & Developmental Biology, Analytical Science* and *Neuroscience* collections. The Company announced its ambitious new program to digitize its entire historical journal content, dating back to the 1800s. Wiley's digitization of legacy content is designed to improve the research pathway and ensure content discovery is as seamless and efficient as possible. This initiative is scheduled for completion in 2007.

Wiley continued to develop its journal and book programs by forming partnerships with prominent national, regional and international societies. In the fourth quarter, the Company executed a multi-year co-publishing agreement with the American Institute of Chemical Engineers. Earlier in the year, the Company signed agreements with the Orthopaedic Research Society and the Society of Hospital Medicine. The American Society of Cytopathology adopted as its official journal *Cancer Cytopathology,* which Wiley publishes on behalf of the American Cancer Society.

Higher Education:

Dollars in thousands	2005	2004	% change
Revenue	$150,905	$152,861	-1%
Direct Contribution	$38,221	$41,749	-8%
Contribution Margin	25.3%	27.3%	

Wiley's U.S. Higher Education business closed out a challenging year with revenue of $150.9 million, down 1% from the previous year. The decrease reflected industry-wide price resistance among students and continued softness in engineering, mathematics and computer sciences, and was partially offset by improved sales returns. Higher Education's direct contribution to profit in fiscal year 2005 was down 8% from the previous year and contribution margin decreased 200 basis points to 25.3%, reflecting the top-line results, investments in new products, services and business models, and inventory write-offs.

During the fourth quarter, Higher Education began to roll out a strong frontlist for the coming academic year, with a number of promising first editions, as well as revisions of widely used titles. In addition, the number of lower-cost textbooks being offered continues to increase. Outside the States, more local adaptations of U.S. textbooks are being published, primarily for markets in Asia and the Middle East.

During fiscal year 2005, Higher Education signed a multi-year publishing agreement with the National Geographic Society (NGS), one of the world's foremost research and educational societies. Wiley will create textbooks and digital learning tools that will incorporate maps, photographs, graphics, illustrations and videos from the NGS's vast library. During the first quarter, Wiley renewed and expanded its agreement with Rand McNally & Co. to be the exclusive distributor to the higher education community of their *Goode's World Atlas*. Other alliances formed during the year include agreements with GlobalSpec to provide search functionality to engineering students through *WileyPlus*; OuterNet Publishing to co-develop lab manuals for introductory biology textbooks; Tata, a software developer in India, for licensing and selling business simulations; Just Ask! to create customized online solutions for several Wiley textbooks; and Aplia to sell Besanko/*Microeconomics* 2e along with their software product.

Europe:

Dollars in thousands	2005	2004	% change	% excluding FX
Revenue	$268,857	$238,436	13%	8%
Direct Contribution	$86,226	$74,585	16%	11%
Contribution Margin	32.1%	31.3%		

Fiscal year 2005 was a strong year for Wiley's European-based companies, with revenue for the year advancing 13% over the prior year to $268.9 million, or 8% excluding foreign currency effects. Journals and non-subscription revenue, such as STM reference books and advertising sales, contributed to the year-on-year growth. Indigenous and imported P/T titles also performed well. Direct contribution to profit for the year was up 16% over prior year or 11%, excluding foreign currency effects, reflecting top-line growth and favorable product mix.

Wiley's success in Europe was widespread with nearly all business categories growing strongly. Noteworthy performances included the *Cochrane Collaboration* in evidence-based medicine, the success of the U.K. *For Dummies* program and the robust performance of the STM book program.

Wiley continues to grow in Europe through an effective combination of organic growth and acquisitions. During the fourth quarter, the Company completed the acquisition of London-based publisher of books and journals for the Nursing, Speech and Language Therapy and Audiology, Psychology and Special Education markets. The acquisition brought to Wiley a distinguished list of professional reference books, peer-reviewed journals and textbooks. Acquisitions completed in fiscal year 2005 also included Microscopy and Analysis, a controlled circulation journal; the life science reference portfolio of the Nature Publishing Group; the book list of Professional Engineering Publishing; the publishing program of the Institute of Mechanical Engineers; and four journals from Henry Stewart Publications.

Wiley signed an agreement during the fourth quarter with the British Library for delivery of Wiley content through their document delivery service. Earlier in the year, the Company extended its publishing partnerships with the Society of Chemical Industry and the *Cochrane Collaboration* database. Closer collaboration with the American Health Care Journalists Society and the Centre for the Advancement of Health has generated media exposure for the database. Cooperative marketing initiatives with a number of scholarly societies have also been formed to promote other Wiley publications.

Wiley-VCH formed an alliance with the Shanghai Institute of Organic Chemistry, a part of the Chinese Academy of Sciences, to publish the *Chinese Journal of Chemistry*, the Institute's flagship journal. An agreement was also signed during the third quarter with the Securities Institute to publish a series of introductory finance books, bringing to Wiley a new source of authors and customers.

The power of the *For Dummies* brand in Europe was evident throughout fiscal year 2005. More than one million copies of *Wi-Fi For Dummies*, which was custom published for Intel, were distributed to their customers throughout the U.K. All visitors to the 2005 London Book Fair received a copy of the *London Book Fair Tips For Dummies*, which was supported and distributed by Reed Exhibitions. Over 160,000 copies of *French History for Dummies* have been sold since its publication.

Asia, Australia, and Canada:

Dollars in thousands	2005	2004	% change	% excluding FX
Revenue	$108,649	$98,986	10%	6%
Direct Contribution	$24,868	$22,218	12%	2%
Contribution Margin	22.9%	22.4%		

Wiley's revenue in Asia, Australia and Canada was up a combined 10% to $108.6 million, or 6% excluding foreign currency effects. Revenue growth in all regions contributed to the improvement, particularly Asia, which grew 11% for the year. Direct contribution to profit in fiscal year 2005 increased 12% over the previous year, or 2% excluding foreign currency effects. The Canadian and Australian companies purchase certain products from other Wiley locations in U.S. dollars while primarily selling in local currency, thereby contributing to the more favorable results including foreign currency effects.

Asia showed impressive revenue growth, particularly during the second half of the year. STM books had an excellent year, driven by strong library markets in India, Taiwan, Japan and Korea, and increased research funding in Malaysia and Thailand. P/T revenue was up despite the challenging retail environment in many Asian markets. Sales grew strongly in adoption, library and corporate channels and in the business and finance, culinary and hospitality and architecture categories. Wiley Asia's Higher Education business picked up in the fourth quarter, mainly driven by strong adoption sales in the sciences, mathematics and engineering.

In Australia, the Higher Education and School businesses both had a good year due to the strength of local publishing, while P/T's performance was disappointing, as a result of a challenging retail environment. Wiley Australia was once again awarded the *Employer of Choice* citation from the Federal Government's Equal Opportunity in the Workplace Agency. Earlier in the year, the Australian Campus Booksellers Association and the Australian Publishers Association awarded Wiley Australia with *Publisher of the Year* awards.

In Canada, P/T sales exceeded expectations as a result of improved sell-through and lower returns at certain retail, online and mass-market accounts. Solid gains were realized in the *For Dummies* and STM book programs. Higher Education had a difficult year in Canada, reflecting similar concerns and conditions as in the U.S.

Liquidity and Capital Resources

The Company's cash and cash equivalents balance was $60.8 million at the end of fiscal year 2006, compared with $89.4 million a year earlier. Cash provided by operating activities in fiscal year 2006 was $242.6 million compared with $243.5 million in the prior year.

Net income plus non-cash items improved $43.4 million to $245.3 million and was offset by lower cash provided from working capital. Higher accounts receivable, reflecting higher fourth quarter book sales; increased inventory purchases; and higher income tax payments, net of refunds were partially offset by higher accounts and royalties payable, mainly due to business growth and timing; and higher accrued liabilities.

Pension contributions in fiscal year 2006 were $7.0 million, compared to $16.6 million in the prior year. The Company anticipates making pension contributions in fiscal year 2007 of approximately $15 million. Included within cash flow from deferred subscription revenues is higher journal subscription collections offset by a reduction of deferred revenue reflecting the recognition of the prior year subscription cash collections.

Cash used for investing activities for fiscal year 2006 was $113.6 million compared to $123.8 million in fiscal year 2005. The Company invested $31.4 million in acquisitions of publishing assets and rights compared to $22.5 million in the prior year. The current year acquisitions included the assets of Sybex Inc., a publisher of computer books and software; and InfoPOEM, Inc., a leading provider of evidence-based medicine content; rights to publish the Journal of Dialysis & Transplantation, a controlled circulation renal care journal; and the newsletter publishing division of Manisses Communications Group, a leading publisher of mental health and addiction information.

Marketable Securities of $10 million were sold during the year consisting of shares of variable rate securities issued by closed-end funds.

An increase in cash used for product development was partially offset by lower spending on property, equipment and technology. Additions to property, plant and equipment in fiscal years 2006 and 2005 are principally computer hardware and software to support customer products and improve productivity.

Cash used for financing activities was $157.3 million in fiscal year 2006, as compared to $113.5 million in fiscal year 2005. Cash was used primarily to purchase treasury stock, repay debt and pay dividends to shareholders.

On November 9, 2005, John Wiley and Sons, Inc. entered into a new $300 million revolving credit agreement with Bank of America as Administrative Agent and 14 other lenders. The Company has the option of borrowing at the following floating interest rates: (i) at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .37% to .825% depending on the coverage ratio of debt to EBITDA; or (ii) at the higher of (a) the Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its prime rate; and (iii) LIBOR plus or minus an amount determined through a competitive bidding process among the lenders. The maximum amount outstanding at any time under option (iii) above cannot exceed $25 million. In addition, the Company will pay a facility fee ranging from .08% to .175% on the facility depending on the coverage ratio of debt to EBITDA. The Company has the option to request an increase of up to $100 million in the size of the facility in minimum amounts of $25 million. The credit agreement contains certain restrictive covenants similar to those in the Company's prior credit agreements related to an interest coverage ratio, funded debt levels, and restricted payments, including a limit on dividends paid and share repurchases. The credit agreement will terminate on November 9, 2010. As of April 30, 2006, $150.0 million was outstanding under the new agreement.

Simultaneous with the execution of this agreement, the Company terminated its previous credit agreement and paid in full the amounts outstanding under that agreement by utilizing funds from the new facility. In connection with the early termination of the credit agreement the Company wrote-off $0.5 million of unamortized origination fees in the third quarter.

Borrowings this period, including those under the new credit agreement were $303.8 million while payments, including the paydown of the prior revolving credit and term loan facility were $336.3 million. Included in this activity is $50.0 million of borrowings under its former revolving credit facility to repay $50.0 million of the former outstanding term loan facility in advance of the scheduled due date. During fiscal 2005 the Company's European subsidiaries entered into a multicurrency revolving credit facility under which $46 million was borrowed during fiscal 2005.

Current year financing activities included the continuation of the Company's stock repurchase program as approximately 2,787,000 shares were repurchased at an average price of approximately $39.06. On February 4, 2005, the Company repurchased one million shares of its Class A stock at a price of $32.45 per share from several entities associated with the Bass group of Fort Worth, Texas. The transaction was paid out of existing cash balances.

The Company paid quarterly dividends of $0.09 per share versus $0.075 per share in the prior year. Under the current share repurchase program approved by the Company's Board of Directors in June of 2005, the Company has authorization to purchase up to approximately 2.1 million additional shares of its Class A Common Stock as of April 30, 2006.

The Company's operating cash flow is affected by the seasonality of its U.S. Higher Education business and receipts from its journal subscriptions. Journal receipts occur primarily during November and December from companies commonly referred to as journal subscription agents. Reference is made to the Credit Risk section, which follows, for a description of the impact on the Company as it relates to journal agents' financial position and liquidity. Sales in the U.S. higher education market tend to be concentrated in June through August, and again in November through

January. The Company normally requires increased funds for working capital from May through September. Subject to variations that may be caused by fluctuations in inventory levels or in patterns of customer payments, the Company's operating cash flow is not expected to vary materially in the near term.

Working capital at April 30, 2006 was negative $35.8 million. Working capital is negative as a result of including, in current liabilities, deferred revenue related to journal subscriptions for which cash has been received. This deferred revenue will be recognized into income as the journals are shipped or made available online to the customers over the term of the subscription. Current liabilities as of April 30, 2006 include $143.9 million of such deferred subscription revenue.

The Company has adequate cash and cash equivalents available, as well as short-term lines of credit to finance its short-term seasonal working capital requirements. The Company does not have any off-balance-sheet debt.

Projected product development and property, equipment and technology capital spending for fiscal year 2007 is forecast to be approximately $75 million and $35 million, respectively. These investments will be funded primarily from internal cash generation, the liquidation of cash equivalents, and the use of short-term lines of credit.

A summary of contractual obligations and commercial commitments as of April 30, 2006 is as follows:

Dollars in millions		Payments due by period			
Contractual Obligations	Total	Within Year 1	2-3 Years	4-5 Years	After 5 Years
Total debt	$160.5	$ -	$10.5	$150.0	$ -
Non cancelable Leases	195.6	27.4	50.8	41.7	75.7
Minimum royalty obligations	51.6	7.9	15.7	12.7	15.3
Other long term commitments	10.3	5.1	5.2	-	-
Total	$418.0	$40.4	$82.2	$204.4	$91.0

Market Risk

The Company is exposed to market risk primarily related to interest rates, foreign exchange, and credit risk. It is the Company's policy to monitor these exposures and to use derivative financial investments and/or insurance contracts from time to time to reduce fluctuations in earnings and cash flows when it is deemed appropriate to do so. The Company does not use derivative financial instruments for trading or speculative purposes.

Interest Rates:

The Company had $160.5 million of variable rate loans outstanding at April 30, 2006, which approximated fair value. The Company did not use any derivative financial investments to manage this exposure. A hypothetical 1% change in interest rates for this variable rate debt would affect net income and cash flow by approximately $1.1 million.

Foreign Exchange Rates:

The Company is exposed to foreign exchange movements primarily in sterling, euros, Canadian and Australian dollars, and certain Asian currencies. Under certain circumstances, the Company may enter into derivative financial instruments in the form of foreign currency forward contracts as a hedge against specific transactions, including inter-company purchases. The Company does not use derivative financial instruments for trading or speculative purposes.

During the first quarter of fiscal year 2004 the Company entered into derivative contracts to hedge potential foreign currency volatility on a portion of fiscal year 2004 inventory purchases in Australia and Canada. The contracts were designated as cash flow hedges. All of the derivative foreign exchange contracts settled during fiscal year 2004 resulting in a pretax loss of approximately $300,000, which was recognized in cost of sales as the related inventory was sold. The Company did not enter into any other derivative contracts.

Credit Risk:

The Company's business is not dependent upon a single customer; however, the industry is concentrated in national, regional, and online bookstore chains. Although no one book customer accounts for more than 7% of total consolidated revenue, the top 10 book customers account for approximately 25% of total consolidated revenue and approximately 46% of total gross trade accounts receivable at April 30, 2006.

In the journal publishing business, subscriptions are primarily sourced through journal subscription agents who, acting as agents for library customers, facilitate ordering by consolidating the subscription orders/billings of each subscriber with various publishers. Cash is generally collected in advance from subscribers by the subscription agents and is remitted to the journal publisher, including the Company, generally prior to the commencement of the subscriptions. Although at fiscal year-end the Company had minimal credit risk exposure to these agents, future calendar-year subscription receipts from these agents are highly dependent on their financial condition and liquidity. Subscription agents account for approximately 17% of total consolidated revenue and no one agent accounts for more than 7% of total consolidated revenue. Insurance for these accounts is not commercially feasible and/or available.

Critical Accounting Policies

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Management continually evaluates the basis for its estimates; however, actual results could differ from those estimates, which could affect the reported results from operations.

Financial Reporting Release No. 60, released by the Securities and Exchange Commission, requires all companies to discuss critical accounting policies or methods used in the preparation of financial statements. Note 2 of the " Notes to Consolidated Financial Statements" includes a summary of the significant accounting policies and methods used in preparation of our Consolidated Financial Statements. Set forth below is a discussion of the Company's more critical accounting policies and methods.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of the customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $6.6

million and $7.3 million at April 30, 2006 and 2005, respectively.

Sales Return Reserve: The estimated allowance for sales returns is based on a review of the historical return patterns associated with the various sales outlets, as well as current market trends in the businesses in which we operate. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $55.8 million and $56.7 million at April 30, 2006 and 2005, respectively. A one percent change in the estimated sales return rate could affect net income by approximately $3.7 million. A change in the pattern or trends in returns could affect the estimated allowance.

Reserve for Inventory Obsolescence: Inventories are carried at cost or market whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. A change in sales trends could affect the estimated reserve. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $30.7 million and $24.2 million as of April 30, 2006 and 2005, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill and other intangible assets. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company uses independent appraisers to confirm the reasonableness of such estimates.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of branded trademarks, acquired publication rights and non-compete agreements. In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur which would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other finite-lived intangible assets continue to be amortized over their useful lives. Acquired publication rights with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 30 years. Noncompete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: Depreciable and amortizable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on discounted future cash flow.

Recent Accounting Standards

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123R") "Share-Based Payments." SFAS 123R will require the Company to measure the cost of all employee stock-based compensation awards based on the grant-date-fair-value and to record that cost as compensation expense over the period during which the employee is required to perform service under the terms of the award. The statement requires that the unvested portion of all outstanding awards upon adoption be recognized using the fair value and the attribution methodologies previously determined under SFAS 123. The statement eliminates the alternative method of accounting for the employee share-based payments previously available under Accounting Principles Board

Opinion No. 25. In November 2005, the FASB issued FASB Staff Position (FSP) 123R-3, Transition Election Related to Accounting for the Tax effects of Share-Based Payment Awards, which provides an optional short cut method for calculating the historical pool of tax benefits upon adoption of FAS 123R. The Company will adopt FAS 123R, and the FSP beginning in the Company's first quarter of fiscal year 2007. The company will continue to use the Black-Scholes valuation method and will apply the modified prospective method. The magnitude of the impact of adoption of SFAS 123R cannot be predicted at this time, as it will depend on the levels of share-based incentive awards granted in the future. However, had the Company adopted SFAS 123R in prior periods, the pro forma impact of that standard would have approximated the impact of SFAS 123 as described in the "Stock-Based Compensation" section of Note 2.

There have been no other new accounting pronouncements issued during fiscal year 2006 that have had, or are expected to have, a material impact on our consolidated financial statements.

"Safe Harbor" Statement Under the
Private Securities Litigation Reform Act of 1995

This report contains certain forward-looking statements concerning the Company's operations, performance, and financial condition. Reliance should not be placed on forward-looking statements, as actual results may differ materially from those in any forward-looking statements. Any such forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and are subject to change based on many important factors. Such factors include, but are not limited to (i) the level of investment in new technologies and products; (ii) subscriber renewal rates for the Company's journals; (iii) the financial stability and liquidity of journal subscription agents; (iv) the consolidation of book wholesalers and retail accounts; (v) the market position and financial stability of key online retailers; (vi) the seasonal nature of the Company's educational business and the impact of the used-book market; (vii) worldwide economic and political conditions; and (viii) the Company's ability to protect its copyrights and other intellectual property worldwide (ix) other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any such forward-looking statements to reflect subsequent events or circumstances.

Results by Quarter (Unaudited)

Dollars in millions except per share data

	2006	2005
Revenue		
First Quarter	**$236.7**	$226.9
Second Quarter	**262.7**	247.1
Third Quarter	**278.2**	258.4
Fourth Quarter	**266.6**	241.6
Fiscal Year	**$1,044.2**	$974.0
Operating Income		
First Quarter	**$32.2**	$30.8
Second Quarter	**43.5**	40.1
Third Quarter	**54.1**	50.4
Fourth Quarter	**22.9**	20.1
Fiscal Year	**$152.7**	$141.4
Net Income		
First Quarter (a)	**$27.9**	$19.9
Second Quarter	**27.0**	26.5
Third Quarter (b)	**40.9**	32.8
Fourth Quarter (a)	**14.5**	4.6
Fiscal Year (a) (b)	**$110.3**	$83.8

Income Per Share	**Diluted**	**Basic**	Diluted	Basic
First Quarter (a)	**$0.46**	**$0.47**	$.32	$.32
Second Quarter	**0.45**	**0.46**	.42	.43
Third Quarter (b)	**0.69**	**0.71**	.53	.54
Fourth Quarter (a)	**0.25**	**0.25**	.08	.08
Fiscal Year (a)(b)	**1.85**	**1.90**	1.35	1.38

(a) In the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law on October 2004. The law provided for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on the dividend in the fourth quarter of fiscal year 2005 was approximately $7.5 million, or $0.12 per diluted share. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.

(b) In the third quarter of fiscal year 2006, the Company recognized a net tax benefit of $6.8 million, or $0.11 per diluted share, related to the settlement of certain matters with tax authorities.

Quarterly Share Prices, Dividends, and Related Stockholder Matters

The Company's Class A and Class B shares are listed on the New York Stock Exchange under the symbols JWa and JWb, respectively. Dividends per share and the market price range by fiscal quarter for the past two fiscal years were as follows:

	Class A Common Stock			Class B Common Stock		
	Divi-dends	Market Price High	Market Price Low	Divi-dends	Market Price High	Market Price Low
2006						
First Quarter	**$.090**	**$43.30**	**$35.65**	**$.090**	**$43.09**	**$35.85**
Second Quarter	**.090**	**45.23**	**36.69**	**.090**	**45.10**	**37.50**
Third Quarter	**.090**	**41.33**	**37.50**	**.090**	**41.01**	**37.82**
Fourth Quarter	**.090**	**39.63**	**35.83**	**.090**	**39.25**	**36.01**
2005						
First Quarter	$.075	$33.50	$28.80	$.075	$ 33.30	$ 28.95
Second Quarter	.075	33.38	30.82	.075	33.30	31.15
Third Quarter	.075	35.58	32.07	.075	35.75	32.20
Fourth Quarter	.075	36.99	33.30	.075	37.00	33.45

As of April 30, 2006, the approximate number of holders of the Company's Class A and Class B Common Stock were 1,182 and 128 respectively, based on the holders of record and other information available to the Company.

During the fourth quarter ending on April 30, 2006 the Company purchased the following Common Stock under its stock repurchase program. The program was approved by the Company's Board of Directors and publicly announced in June 2005.

Month	Number of Shares Purchased	Average Price Paid Per Share	Maximum Shares Yet to be Purchased Under the Repurchase Plan
February	261,700	$38.64	2,541,230
March	241,500	$37.97	2,299,730
April	189,000	$37.23	2,110,730
Total	692,200	$38.02	

The Company's credit agreement contains certain restrictive covenants related to the payment of dividends and share repurchases. Under the most restrictive covenant, approximately $425.0 million was available for such restricted payments. Subject to the foregoing, the Board of Directors considers quarterly the payment of cash dividends based upon its review of earnings, the financial position of the Company, and other relevant factors.

Selected Financial Data

For the years ended April 30

Dollars in thousands (except per share data)	**2006**		2005		2004		2003		2002	
Revenue	**$1,044,185**		$974,048		$922,962		$853,971		$734,396	
Operating Income	**152,679**		141,381		129,379		120,261	(a)	87,763	(a)(b)
Net Income	**110,328**	(c)(d)	83,841	(c)	88,840	(e)	87,275	(a)(f)	57,316	(a)(b)
Working Capital (g)	**(35,801)**		(2,393)		17,641		(60,814)		(66,915)	
Total Assets	**1,026,009**		1,032,569		998,946		972,240		896,145	
Long-Term Debt	**160,496**		196,214		200,000		200,000		235,000	
Shareholders' Equity	**401,840**		396,574		415,064		344,004		276,650	
Per Share Data										
Income Per Share										
Diluted	**$1.85**	(c)(d)	$1.35	(c)	$1.41	(e)	$1.38	(a)(f)	$.91	(a)(b)
Basic	**$1.90**	(c)(d)	1.38	(c)	1.44	(e)	1.42	(a)(f)	.94	(a)(b)
Cash Dividends										
Class A Common	**.36**		.30		.26		.20		.18	
Class B Common	**.36**		.30		.26		.20		.18	

(a) In the fourth quarter of fiscal year 2002 Wiley finalized its commitment to relocate the Company's headquarters to Hoboken, N.J. The relocation was completed in the first quarter of fiscal year 2003. The amounts reported above include an unusual charge associated with the relocation of approximately $2.5 million, or $1.5 million after tax equal to $0.02 per diluted share in fiscal year 2003, and $12.3 million, or $7.7 million after tax equal to $0.12 per diluted share, in fiscal year 2002.

(b) At the beginning of fiscal year 2003, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142: "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, amortization of goodwill and indefinite life intangibles is discontinued. Fiscal year 2002 includes amortization, which is no longer recorded of $9.6 million ($7.8 million after-tax).

(c) In the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from its European subsidiaries under the American Jobs Creation Act of 2004, which became law on October 2004. The law provided for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on the dividend in the fourth quarter of fiscal year 2005 was approximately $7.5 million, or $0.12 per diluted share. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.

(d) In the third quarter of fiscal year 2006, the Company recognized a net tax benefit of $6.8 million, or $0.11 per diluted share, related to the favorable resolution of certain matters with tax authorities.

(e) In fiscal year 2004, the Company recognized a net tax benefit of $3.0 million, or $0.05 per diluted share, related to the favorable resolution of certain state and federal tax matters, and an adjustment to accrued foreign taxes.

(f) Fiscal year 2003 includes a one-time tax benefit of $12.0 million, or $0.19 per diluted share, relating to an increase in the tax-deductible net asset basis of a European subsidiary's assets.

(g) Working capital is reduced or negative as a result of including in current liabilities the deferred revenue related to journal subscriptions for which the cash has been received. The deferred revenue will be recognized into income as the journals are shipped or made available online to the customers over the term of the subscription.

Item 8. **Financial Statements and Supplementary Data**

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To our Shareholders
John Wiley and Sons, Inc.:

The management of John Wiley and Sons, Inc. and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in *Internal Control – Integrated Framework* issued by COSO, our management concluded that our internal control over financial reporting was effective as of April 30, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of April 30, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

The Company's Corporate Governance Principles, Committee Charters, Business Conduct and Ethics Policy and the Code of Ethics for Senior Financial Officers are published on our web site at www.wiley.com under the "About Wiley--Investor Relations--Corporate Governance" captions. Copies are also available free of charge to shareholders on request to the Corporate Secretary, John Wiley & Sons, Inc., 111 River Street, Hoboken, NJ 07030-5774.

/s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

/s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

/s/ Edward J. Melando
Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of John Wiley & Sons, Inc.:

We have audited the accompanying consolidated statements of financial position of John Wiley & Sons, Inc. (the "Company") and subsidiaries as of April 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule (as listed in the index to Item 8). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of John Wiley & Sons, Inc. and subsidiaries as of April 30, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

June 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that John Wiley and Sons, Inc. (the "Company") and subsidiaries maintained effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of April 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2006, and our report dated June 28, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
New York, New York

June 28, 2006

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

John Wiley & Sons, Inc., and Subsidiaries

Dollars in thousands

	April 30 2006	2005
Assets		
Current Assets		
Cash and cash equivalents	**$ 60,757**	$ 89,401
Marketable securities	**-**	10,000
Accounts receivable	**158,275**	137,787
Inventories	**88,578**	83,372
Deferred income tax benefits	**5,536**	5,921
Prepaid and other	**13,162**	12,437
Total Current Assets	**326,308**	338,918
Product Development Assets	**65,641**	61,511
Property, Equipment and Technology	**102,123**	115,383
Intangible Assets	**302,384**	291,041
Goodwill	**198,416**	195,563
Deferred Income Tax Benefits	**3,809**	4,285
Other Assets	**27,328**	25,868
Total Assets	**$ 1,026,009**	$ 1,032,569
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts and royalties payable	**97,231**	70,958
Deferred subscription revenue	**143,923**	142,766
Accrued income taxes	**24,226**	36,376
Accrued pension liability	**6,074**	6,229
Other accrued liabilities	**90,655**	84,982
Total Current Liabilities	**362,109**	341,311
Long-Term Debt	**160,496**	196,214
Accrued Pension Liability	**56,068**	62,116
Other Long-Term Liabilities	**35,627**	34,652
Deferred Income Taxes	**9,869**	1,702
Shareholders' Equity		
Preferred Stock, $1 par value: Authorized - 2 million, Issued - zero	**-**	-
Class A Common Stock, $1 par value: Authorized - 180 million, Issued - 69,034,423 and 68,983,503	**69,035**	68,984
Class B Common Stock, $1 par value: Authorized - 72 million, Issued - 14,155,839 and 14,206,759	**14,156**	14,207
Additional paid-in capital	**69,587**	55,478
Retained earnings	**596,474**	507,249
Accumulated other comprehensive gain (loss):		
Foreign currency translation adjustment	**25,740**	28,531
Minimum liability pension adjustment	**(18,071)**	(26,549)
Unearned deferred compensation	**(3,512)**	(3,074)
	753,409	644,826
Less Treasury Shares At Cost (Class A - 22,142,176 and 20,374,692; Class B - 3,902,576 and 3,484,096)	**(351,569)**	(248,252)
Total Shareholders' Equity	**401,840**	396,574
Total Liabilities and Shareholders' Equity	**$ 1,026,009**	$ 1,032,569

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands except per share data	For the years ended April 30		
	2006	2005	2004
Revenue	**$1,044,185**	$974,048	$922,962
Costs and Expenses			
Cost of sales	**342,314**	325,061	308,905
Operating and administrative expenses	**535,694**	496,726	474,902
Amortization of intangibles	**13,498**	10,880	9,776
Total Costs and Expenses	**891,506**	832,667	793,583
Operating Income	**152,679**	141,381	129,379
Interest Income and Other, Net	**1,125**	1,505	890
Interest Expense	**(9,960)**	(7,223)	(5,159)
Net Interest Expense and Other	**(8,835)**	(5,718)	(4,269)
Income Before Taxes	**143,844**	135,663	125,110
Provision for Income Taxes	**33,516**	51,822	36,270
Net Income	**$110,328**	$83,841	$88,840
Income Per Share			
Diluted	**$1.85**	$1.35	$1.41
Basic	**$1.90**	$1.38	$1.44
Cash Dividends Per Share			
Class A Common	**$0.36**	$0.30	$0.26
Class B Common	**$0.36**	$0.30	$0.26
Average Shares			
Diluted	**59,792**	62,093	63,226
Basic	**58,071**	60,721	61,771

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

John Wiley & Sons, Inc., and Subsidiaries	For the years ended April 30		
Dollars in thousands	**2006**	2005	2004
Operating Activities			
Net Income	$ 110,328	$ 83,841	$ 88,840
Noncash Items			
Amortization of intangibles	13,498	10,880	9,776
Amortization of composition costs	36,473	36,026	31,852
Depreciation of property, equipment and technology	32,031	31,447	29,739
Reserves for returns, doubtful accounts, and obsolescence	12,961	1,250	9,012
Deferred income taxes	5,009	17,283	26,685
Pension expense, net of contributions	8,429	(3,914)	(8,603)
Earned Royalty Advances and Other	26,545	25,036	23,518
Changes in Operating Assets and Liabilities, excluding acquisitions			
Decrease (increase) in accounts receivable	(20,519)	(3,072)	(17,339)
Decrease (increase) in net taxes payable	(5,830)	21,362	(3,795)
Decrease (increase) in inventories	(12,111)	3,994	788
Increase (decrease) in deferred subscription revenues	390	14,044	8,077
Increase (decrease) in other accrued liabilities	10,130	5,493	12,834
Increase (decrease) in accounts and royalties payable	26,443	883	(4,546)
Net change in other operating assets and liabilities	(1,135)	(1,067)	5,374
Cash Provided by Operating Activities	242,642	243,486	212,212
Investing Activities			
Additions to product development assets	(70,921)	(64,407)	(59,426)
Additions to property, equipment and technology	(21,355)	(26,826)	(29,222)
Acquisition of publishing assets and rights	(31,354)	(22,527)	(3,070)
Purchase of marketable securities	-	(15,203)	-
Sale of marketable securities	10,000	5,203	-
Cash Used for Investing Activities	(113,630)	(123,760)	(91,718)
Financing Activities			
Repayment of long-term debt	(336,298)	(50,000)	(35,000)
Borrowings of long-term debt	303,754	45,992	-
Purchase of treasury stock	(108,867)	(94,786)	(26,126)
Cash dividends	(21,103)	(18,125)	(16,270)
Proceeds from exercise of stock options and other	5,173	3,444	4,958
Cash Used for Financing Activities	(157,341)	(113,475)	(72,438)
Effects of Exchange Rate Changes on Cash	(315)	1,123	730
Cash and Cash Equivalents			
Increase (decrease) for year	(28,644)	7,374	48,786
Balance at beginning of year	89,401	82,027	33,241
Balance at end of year	$ 60,757	$ 89,401	$ 82,027
Cash Paid During the Year for			
Interest	$ 8,001	$ 5,611	$ 4,620
Income taxes, net	$ 33,829	$ 12,094	$ 11,801

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

AND COMPREHENSIVE INCOME

John Wiley & Sons, Inc., and Subsidiaries Dollars in thousands	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
Balance at May 1, 2003	$ 68,150	$ 15,041	$ 34,103	$ 368,963	$ (133,799)	$ (1,283)	$ (7,171)	$ 344,004
Shares Issued Under Employee Benefit Plans			4,203		1,371			5,574
Purchase of Treasury Shares					(26,126)			(26,126)
Exercise of Stock Options, Including Taxes			7,581		2,945			10,526
Class A Common Stock Dividends Declared				(13,318)				(13,318)
Class B Common Stock Dividends Declared				(2,952)				(2,952)
Other	315	(316)				(851)		(852)
Comprehensive Income:								
Net income				88,840				88,840
Foreign currency translation adjustments							7,989	7,989
Minimum liability pension adjustment, net of a $741 tax charge							1,379	1,379
Total Comprehensive Income								98,208
Balance at May 1, 2004	$ 68,465	$ 14,725	$ 45,887	$ 441,533	$ (155,609)	$ (2,134)	$ 2,197	$ 415,064
Shares Issued Under Employee Benefit Plans			5,753		1,353			7,106
Purchase of Treasury Shares					(94,786)			(94,786)
Exercise of Stock Options, Including Taxes			3,838		790			4,628
Class A Common Stock Dividends Declared				(14,938)				(14,938)
Class B Common Stock Dividends Declared				(3,187)				(3,187)
Other	519	(518)				(940)		(939)
Comprehensive Income:								
Net income				83,841				83,841
Foreign currency translation adjustments							10,408	10,408
Minimum liability pension adjustment, net of a $5,770 tax benefit							(10,623)	(10,623)
Total Comprehensive Income								83,626
Balance at May 1, 2005	$ 68,984	$ 14,207	$ 55,478	$ 507,249	$ (248,252)	$ (3,074)	$ 1,982	$ 396,574
Shares Issued Under Employee Benefit Plans			6,795		2,348			9,143
Purchase of Treasury Shares					(108,867)			(108,867)
Exercise of Stock Options, Including Taxes			7,314		3,202			10,516
Class A Common Stock Dividends Declared				(17,252)				(17,252)
Class B Common Stock Dividends Declared				(3,851)				(3,851)
Other	51	(51)				(438)		(438)
Comprehensive Income:								
Net income				110,328				110,328
Foreign currency translation adjustments							(2,791)	(2,791)
Minimum liability pension adjustment, net of a $5,547 tax charge							8,478	8,478
Total Comprehensive Income								116,015
Balance at April 30, 2006	$ 69,035	$ 14,156	$ 69,587	$ 596,474	$ (351,569)	$ (3,512)	$ 7,669	$ 401,840

Notes to Consolidated Financial Statements

Note 1 – Description of Business

The Company, founded in 1807, was incorporated in the state of New York on January 15, 1904. (As used herein the term "Company" means John Wiley & Sons, Inc., and its subsidiaries and affiliated companies, unless the context indicates otherwise).

The Company is a global publisher of print and electronic products, providing content to customers worldwide. Core businesses include professional and consumer books and subscription products; scientific, technical, and medical journals, encyclopedias, books, and online products; and educational materials for undergraduate and graduate students and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company. Investments in entities in which the Company has at least a 20%, but less than a majority interest, are accounted for using the equity method of accounting. Investments in entities in which the Company has less than a 20% ownership and in which it does not exercise significant influence are accounted for using the cost method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates: The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: In accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," the Company recognizes revenue when the following criteria are met: persuasive evidence that an arrangement exists; delivery has occurred or services have been rendered; the price to the customer is fixed or determinable; and collectibility is reasonably assured. If all of the above criteria have been met, revenue is principally recognized upon shipment of products or when services have been rendered. Subscription revenue is generally collected in advance, and is deferred and recognized as earned when the related issue is shipped or made available online over the term of the subscription. Where a product has been sold with multiple deliverables the Company follows EITF No. 00-21 "Accounting for Revenue Relationships with Multiple Deliverables" to determine the timing of revenue recognition. Collectibility is evaluated based on the amount involved, the credit history of the customer, and the status of the customer's account with the Company.

Allowance for Doubtful Accounts: The estimated allowance for doubtful accounts is based on a review of the aging of the accounts receivable balances, the historical write-off experience, and a credit evaluation of a customer. A change in the evaluation of a customer's credit could affect the estimated allowance. The allowance for doubtful accounts is shown as a reduction of accounts receivable in the accompanying consolidated balance sheets and amounted to $6.6 million and $7.3 million at April 30, 2006 and 2005, respectively.

Sales Return Reserves: The process which the Company uses to determine its sales returns and the related reserve provision charged against revenue is based on applying an estimated return rate to current year sales. This rate is based upon an analysis of actual historical return experience in the various markets and geographic regions in which the Company does business. The Company collects, maintains and analyzes significant amounts of sales returns data for large volumes of homogeneous transactions. This allows the Company to make reasonable estimates of the amount of future returns. All available data is utilized to identify the returns by market and as to which fiscal year the sales returns apply. This enables management to track the returns in detail and identify and react to trends occurring in the marketplace, with the objective of being able to make the most informed judgments possible in setting reserve rates. Sales return reserves, net of estimated inventory and royalty costs, are reported as a reduction of accounts receivable in the Consolidated Statement of Financial Position and amounted to $55.8 million and $56.7 million at April 30, 2006 and 2005, respectively.

Reserve for Inventory Obsolescence: Inventories are carried at cost or market, whichever is lower. A reserve for inventory obsolescence is estimated based on a review of damaged, obsolete, or otherwise unsaleable inventory. The review encompasses historical unit sales trends by title; current market conditions, including estimates of customer demand; and publication revision cycles. The inventory obsolescence reserve is reported as a reduction of the inventory balance in the Consolidated Statement of Financial Position and amounted to $30.7 million and $24.2 million as of April 30, 2006 and 2005, respectively.

Allocation of Acquisition Purchase Price to Assets Acquired and Liabilities Assumed: In connection with acquisitions, the Company allocates the cost of the acquisition to the assets acquired and the liabilities assumed based on estimates of the fair value of such items including goodwill and other intangible assets. Such estimates include expected cash flows to be generated by those assets and the expected useful lives based on historical experience, current market trends, and synergies to be achieved from the acquisition and expected tax basis of assets acquired. For major acquisitions, the Company may use an independent appraiser to confirm the reasonableness of such estimates.

Inventories: Inventories are stated at cost or market, whichever is lower. U.S. book inventories aggregating $67.0 million and $62.1 million at April 30, 2006 and 2005, respectively, are valued using the last-in, first-out (LIFO) method. All other inventories are valued using the first-in, first-out (FIFO) method.

Product Development Assets: Product development assets consist of composition costs and royalty advances to authors. Costs associated with developing any publication are expensed until the product is determined to be commercially viable. Composition costs, primarily representing the costs incurred to bring an edited commercial manuscript to publication including typesetting, proofreading, design and illustration, etc., are capitalized and generally amortized on a double-declining basis over estimated useful lives, ranging from 1 to 3 years. Royalty advances to authors are capitalized and, upon publication, are recovered as royalties are earned by the authors based on sales of the published works. Author advances are periodically reviewed for recoverability and a reserve for loss is maintained, if appropriate.

Advertising Expense: Advertising costs are expensed as incurred.

Property, Equipment and Technology: Property, equipment and technology is recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.

Costs incurred for computer software developed or obtained for internal use are capitalized during the application development stage and expensed as incurred during the preliminary project and post-implementation stages. Costs incurred during the application development stage include costs of materials and services, and payroll and payroll-related costs for employees who are directly associated with the software project. Such costs are amortized over the expected useful life of the related software generally 3 to 5 years. Maintenance, training, and upgrade costs that do not result in additional functionality, are expensed as incurred.

Buildings, leasehold improvements, and capital leases are amortized over the lesser of the estimated useful lives of the assets up to 40 years, or over the duration of the lease, using the straight-line method. Furniture and fixtures are depreciated principally on the straight-line method over estimated useful lives ranging from 3 to 10 years. Computer equipment is amortized on a straight-line basis over estimated useful lives ranging from 3 to 5 years.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. Other intangible assets principally consist of brands, trademarks, acquired publication rights and non-compete agreements. Goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment, or more often if events or circumstances occur that would more likely than not reduce the fair market value of a reporting unit below its' carrying amount. The Company evaluates the recoverability of indefinite lived intangible assets by comparing the fair value of the intangible asset to the carrying value. For goodwill impairment, the Company uses a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

Finite-lived intangible assets are amortized over their useful lives. Management evaluates the estimated life of acquired publication rights (APR), trademarks and brands based upon SFAS 142. The most significant factor in determining the life of these intangibles is the history and longevity of the brands, trademarks or titles acquired, combined with strong cash flows. Acquired publishing rights that have an indefinite life are typically characterized by intellectual property with a long and well-established revenue stream resulting from strong and well-established imprint/brand recognition in the market.

Acquired publication rights, trademarks and brands with definitive lives are amortized on a straight-line basis over periods ranging from 5 to 30 years. Non-compete agreements are amortized over the terms of the individual agreement.

Impairment of Long-Lived Assets: Depreciable and amortizable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value based on discounted future cash flows.

Derivative Financial Instruments – Foreign Exchange Contracts: The Company, from time to time, enters into forward exchange contracts as a hedge against foreign currency asset and liability commitments, and anticipated transaction exposures. The Company accounts for its derivative instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Accordingly, all derivatives are recognized as assets or liabilities and measured at fair value. Derivatives that are not determined to be effective hedges are adjusted to fair value with a corresponding effect on earnings. The Company does not use financial instruments for trading or speculative purposes.

During the first quarter of fiscal year 2004 the Company entered into derivative contracts to hedge potential foreign currency volatility on a portion of fiscal year 2004 inventory purchases. The contracts were designated as cash flow hedges and were considered by management to be highly effective. All of the derivative foreign exchange contracts settled during fiscal year 2004 resulted in a loss of approximately $300,000, which was recognized in cost of sales as the related inventory was sold. The Company did not enter into any other derivative contracts.

Foreign Currency Gains/Losses: The Company translates the results of operations of its international subsidiaries using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period.

Currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Included in operating and administrative expenses were net foreign exchange transaction losses/(gains) of approximately $0.2 million, $(1.8) million, and $1.4 million in fiscal years 2006, 2005, and 2004, respectively.

Stock-Based Compensation: Stock options and restricted stock grants are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." Accordingly, the Company recognizes no compensation expense for fixed stock option grants since the exercise price is equal to the fair value of the shares at date of grant. For restricted stock grants, compensation cost is generally recognized ratably over the vesting period based on the fair value of shares.

The fair value of the awards was estimated at the date of grant using the Black Scholes option-pricing model. The per share value of options granted in connection with the Company's stock option plans has been estimated with the following weighted average assumptions:

	2006	2005	2004
Expected Life of Options (Years)	**8.0**	8.1	8.1
Risk-Free Interest Rate	**3.9%**	4.5%	2.9%
Volatility	**27.1%**	26.2%	30.7%
Dividend Yield	**0.9%**	0.9%	1.0%
Per share fair value of options granted	**$13.61**	$11.00	$8.97

For purposes of the following pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information under SFAS No. 123 and SFAS No. 148 was as follows:

	2006	2005	2004
Net Income as Reported	**$110,328**	$83,841	$88,840
Stock-Based Compensation, Net of Tax, Included in the Determination of Net Income as Reported:			
Restricted stock plans	**4,558**	3,575	2,642
Director stock plan	**296**	57	42
Stock-Based Compensation Costs, Net of Tax, that would have been included in the determination of net income had the fair value-based method been applied	**(10,942)**	(8,991)	(7,145)
Pro Forma Net Income	**$104,240**	$78,482	$84,379
Reported Earnings Per Share			
Diluted	**$1.85**	$1.35	$1.41
Basic	**$1.90**	$1.38	$1.44
Pro Forma Earnings Per Share			
Diluted	**$1.74**	$1.26	$1.34
Basic	**$1.80**	$1.29	$1.37

The Company discloses pro forma compensation expense reflecting stock options granted to all employees, including near-retirement and retirement-eligible employees. Upon the adoption of SFAS 123R, in the first quarter of fiscal year 2007, compensation expense will be recognized over the requisite service period to achieve vesting for awards granted to retirement-eligible employees, which may be shorter than the normal vesting period. If the Company had previously been computing pro forma compensation expense over the shorter requisite service period for stock options granted to retirement-eligible employees, the effect on pro forma earnings per share, for all periods presented, would not have been significant.

Cash Equivalents: Cash equivalents consist of highly liquid investments that mature within three months or less and are stated at cost plus accrued interest, which approximates market value.

Recent Accounting Standards: In December 2004, the FASB issued Statement No. 123 (revised 2004) ("SFAS 123R") "Share-Based Payments." SFAS 123R will require the Company to measure the cost of all employee stock-based compensation awards based on the grant-date-fair-value and to record that cost as compensation expense over the period during which the employee is required to perform service under the terms of the award. The statement requires that the unvested portion of all outstanding awards upon adoption be recognized using the fair value and the attribution methodologies previously determined under SFAS 123. The statement eliminates the alternative method of accounting for the employee share-based payments previously available under Accounting Principles Board Opinion No. 25.

In November 2005, the FASB issued FASB Staff Position (FSP) 123R-3, Transition Election Related to Accounting for the Tax effects of Share-Based Payment Awards, which provides an optional short cut method for calculating the historical pool of tax benefits upon adoption of FAS 123R. The Company will adopt FAS 123R, and the FSP beginning in the Company's first quarter of fiscal year 2007. The Company will continue to use the Black-Scholes valuation method and will apply the modified prospective method. The magnitude of the impact of adoption of SFAS 123R cannot be predicted at this time, as it will depend on the levels of share-based incentive awards granted in the future. However, had the Company adopted SFAS 123R in prior periods, the pro forma impact of that standard would have approximated the impact of SFAS 123 as described in the "Stock-Based Compensation" section of Note 2.

There have been no other new accounting pronouncements issued during fiscal year 2006 that have had, or are expected to have, a material impact on the Company's consolidated financial statements.

Note 3 – Income Per Share

A reconciliation of the shares used in the computation of net income per share for the years ended April 30 follows:

In thousands	**2006**	2005	2004
Weighted Average Shares Outstanding	**58,405**	60,886	62,009
Less: Unearned Deferred Compensation Shares	**(334)**	(165)	(238)
Shares Used for Basic Income Per Share	**58,071**	60,721	61,771
Dilutive Effect of Stock Options and Other Stock Awards	**1,721**	1,372	1,455
Shares Used for Diluted Income Per Share	**59,792**	62,093	63,226

For the years ended April 30, 2006, 2005, and 2004 options to purchase Class A Common Stock of 1,007,000, zero and zero shares, respectively, have been excluded from the shares used for diluted income per share as their inclusion would have been antidilutive.

Note 4 - Acquisitions

Fiscal Year 2006:

During fiscal year 2006, the Company acquired certain businesses, assets and rights in multiple transactions aggregating $31.4 million, including related acquisition costs plus liabilities assumed. Approximately $26.3 million of the aggregate purchase price was allocated to brands and trademarks and acquired publishing rights and $4.9 million to goodwill. The brands, trademarks and acquired publishing rights will be amortized over a weighted average period of approximately 10 years. The acquisitions consisted primarily of the following:

In the first quarter Wiley acquired substantially all the assets of a global publisher of books and software, specializing in information technology business certification materials. The acquisition cost was allocated to brands and trademarks, goodwill and tangible net assets, which consisted of accounts receivable, inventory, accrued royalties, accounts payable and other accrued liabilities. The brands and trademarks are being amortized over a 15-year period.

In the first quarter, the Company acquired the publishing rights to a newsletter division of a leading publisher of mental health and addiction information. The majority of the acquisition was recorded as acquired publication rights and is being amortized over a 10-year period.

In the second quarter the Company acquired a leading provider of evidence-based medicine content. The acquisition cost was allocated to goodwill, brands and trademarks, customer relationships and other assets and liabilities which consisted of accounts receivable, capitalized software and deferred subscription revenues. The brands, trademarks and customer relationships are amortized over a 10-year period.

In the third quarter the Company acquired the publishing rights to the journal Dialysis & Transplantation, a source of nephrology and renal transplantation information to nephrologists, surgeons, internists and other physicians and healthcare professionals. The majority of the acquisition was recorded as acquired publication rights and is being amortized over a 10-year period.

Fiscal Year 2005:

During fiscal year 2005, the Company acquired certain business assets and rights for $22.5 million, including related acquisitions costs plus liabilities assumed. The acquisition consisted primarily of the following:

In the first quarter the Company acquired publishing rights to the Journal of Microscopy and Analysis, a controlled circulation journal. The acquired publication rights are being amortized over a 15-year period.

In the third quarter the Company acquired the publishing rights to the reference portfolio of the Macmillan Nature Publishing Group. The acquired publication rights are being amortized over a 10-year period.

During the fourth quarter the Company acquired Whurr Publishers Limited, a leading publisher for the Nursing, Speech and Language Therapy and Audiology, Psychology and Special Education communities in the U.K. The acquisition was recorded as acquired publication rights and is being amortized over a 15-year period.

Fiscal Year 2004:

During fiscal year 2004, the Company invested $3.1 million in acquisitions including payments to complete prior year acquisitions, the purchase of publishing rights to higher education titles and publishing rights to several scientific, technical, and medical journals.

Note 5 - Marketable Securities

The Company accounts for these securities as available-for-sale in accordance with SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." In fiscal year 2005, the Company purchased $15.2 million of these securities and subsequently sold $5.2 million. The remaining $10.0 million were sold during fiscal year 2006. For the years ended April 30, 2006 and 2005, zero and $0.1 million was recognized as interest income on these securities. The carrying value of these securities approximated fair value.

Note 6 - Inventories

Inventories at April 30 were as follows (in thousands):

	2006	2005
Finished Goods	**$79,389**	$72,931
Work-in-Process	**6,704**	6,743
Paper, Cloth, and Other	**6,024**	6,028
	92,117	85,702
LIFO Reserve	**(3,539)**	(2,330)
Total Inventories	**$88,578**	$83,372

Note 7 – Product Development Assets

Product development assets consisted of the following at April 30 (in thousands):

	2006	2005
Composition Costs	**$37,073**	$34,296
Royalty Advances	**28,568**	27,215
Total	**$65,641**	$61,511

Composition costs are net of accumulated amortization of $96,188 and $84,719 as of April 30, 2006 and 2005, respectively.

Note 8 - Property, Equipment and Technology

Property, equipment and technology consisted of the following at April 30 (in thousands):

	2006	2005
Land and Land Improvements	$4,455	$4,773
Buildings and Leasehold Improvements	65,456	66,491
Furniture, Fixtures and Warehouse Equipment	54,402	53,528
Computer Equipment and Capitalized Software	158,425	144,812
	282,738	269,604
Accumulated Depreciation	(180,615)	(154,221)
Total	$102,123	$115,383

The net book value of capitalized software costs was $23.7 million and $27.7 million as of April 30, 2006 and 2005, respectively. Depreciation expense recognized in 2006, 2005, and 2004 for capitalized software costs was approximately $14.4 million, $14.8 million, and $10.8 million, respectively.

Note 9 - Goodwill and Other Intangible Assets

The following table summarizes the activity in goodwill by segment (in thousands):

	As of April 30, 2005	Acquisitions and Dispositions	Cumulative Translation and Other Adjustments	As of April 30, 2006
P/T	$145,510	$1,189	$8	$146,707
STM	24,562	3,510	-	28,072
European	23,232	-	(1,966)	21,266
Other	2,259	179	(67)	2,371
Total	$ 195,563	$4,878	$ (2,025)	$198,416

The following table summarizes intangibles subject to amortization as of April 30 (in thousands):

	2006	2005
Acquired Publication Rights	$181,280	$171,430
Accumulated Amortization	(70,330)	(59,073)
Net Acquired Publication Rights	$110,950	$112,357
Brands & Trademarks	$15,200	-
Accumulated Amortization	(921)	-
Net Brands & Trademarks	$14,279	-
Covenants Not to Compete	$2,250	$1,690
Accumulated Amortization	(906)	(1,332)
Net Covenants Not to Compete	$1,344	$358
Total	$126,573	$112,715

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 fiscal years are as follows: 2007 – $14.5 million; 2008 – $14.3 million; 2009 – $14.1 million; 2010 – $11.9 million; and 2011 – $10.7 million.

The following table summarizes other intangibles not subject to amortization as of April 30 (in thousands):

	2006	2005
Acquired Publication Rights	$117,911	$120,426
Brands & Trademarks	57,900	57,900
Total	$175,811	$178,326

Note 10 - Other Accrued Liabilities

Other accrued liabilities as of April 30 consisted of the following (in thousands):

	2006	2005
Accrued Compensation	$53,506	$47,300
Rent	3,099	3,088
Employee Benefits	3,026	3,393
Advertising	3,436	5,388
Other	27,588	25,813
Total	$90,655	$84,982

Note 11 - Income Taxes

The provision for income taxes for the years ending April 30 were as follows (in thousands):

	2006	2005	2004
Current Provision(Benefit)			
US – federal	**$15,663**	$22,078	$(1,198)
International	**10,809**	11,335	9,425
State and local	**2,035**	1,126	1,358
Total Current Provision	**$28,507**	$34,539	$ 9,585
Deferred Provision(Benefit)			
US – federal	**$ (62)**	$11,156	$ 21,529
International	**5,054**	4,656	2,600
State and local	**17**	1,471	2,556
Total Deferred Provision	**$ 5,009**	$17,283	$ 26,685
Total Provision	**$33,516**	$51,822	$ 36,270

Included in the Company's cash provided by operating activities, under the caption changes in other operating assets and liabilities, are tax benefits related to the exercise of stock options and restricted stock held by employees amounting to $5.4 million, $4.6 million, and $7.9 million for fiscal years 2006, 2005, and 2004, respectively, which reduce current income taxes payable.

International and United States pretax income for the year ended April 30 was as follows (in thousands):

	2006	2005	2004
International	**$51,444**	$45,491	$41,853
United States	**92,400**	90,172	83,257
Total	**$143,844**	$135,663	$125,110

The Company's effective income tax rate as a percentage of pretax income differed from the U.S. federal statutory rate as shown below:

	2006	2005	2004
U.S. Federal Statutory Rate	**35.0%**	35.0%	35.0%
State Income Taxes, Net of U.S. Federal Tax Benefit	**0.9**	1.3	2.0
Tax Benefit from MFG/EIE Deductions/Credits	**(1.7)**	(1.5)	(1.6)
Earnings Taxed at Other than U.S. Statutory Rates	**(1.5)**	(1.0)	(2.9)
Tax Charge (Credit) on Repatriated Foreign Dividends under AJCA	**(5.2)**	5.5	-
Tax Adjustments	**(4.7)**	-	(2.4)
Other, Net	**0.5**	(1.1)	(1.1)
Effective Income Tax Rate	**23.3%**	38.2%	29.0%

Tax Charge (Credit) on Repatriated Foreign Dividends: During the fourth quarter of fiscal year 2005, the Company elected to repatriate approximately $94 million of dividends from foreign subsidiaries under the American Jobs Creation Act (AJCA) of 2004. The law provides for a favorable one-time tax rate on dividends from foreign subsidiaries. The tax accrued on these dividends in fiscal year 2005 was approximately $7.5 million. Pursuant to guidance issued by the Internal Revenue Service in May 2005, the Company recorded a tax benefit in the first quarter of fiscal year 2006 reversing the accrued tax recorded in the previous year. Neither the first quarter fiscal year 2006 tax benefit nor the corresponding fourth quarter fiscal year 2005 tax accrual had a cash impact on the Company.

Tax Adjustments: In fiscal years 2006 and 2004 the Company reported tax benefits of $6.8 million and $3.0 million related to the favorable resolution of certain federal, state and foreign tax matters with tax authorities.

Deferred taxes result from temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The significant components of deferred tax assets and liabilities at April 30 were as follows (in thousands):

	2006		**2005**	
	Current	**Long-Term**	Current	Long-Term
Reserve for Sales Returns and Doubtful Accounts	**$12,080**	**$572**	$12,124	$484
Inventory	**(6,677)**	**-**	(6,336)	-
Accrued Expenses	**133**	**11,831**	133	9,290
Capitalized Costs	**-**	**4,829**	-	4,850
Retirement and Post-employment Benefits	**-**	**11,909**	-	14,271
Depreciation and Amortization	**-**	**(37,489)**	-	(29,347)
Long-Term Liabilities	**-**	**2,288**	-	3,035
Net Deferred Tax Assets (Liabilities)	**$5,536**	**$(6,060)**	$5,921	$2,583

The AJCA created a onetime incentive for U.S. corporations to repatriate undistributed international earnings by providing an 85% dividends received deduction. Other than these repatriated earnings the Company intends to continue to reinvest earnings outside the U.S. for the foreseeable future and, therefore, have not recognized any U.S. tax expense on foreign earnings. At April 30, 2006, the undistributed earnings of international subsidiaries approximated $47.6 million and, if remitted currently, would result in $3.7 million tax.

Note 12 - Debt and Available Credit Facilities

At April 30,	**2006**	2005
$300 million Revolving Credit Facility – Due November 2010	**$150,000**	-
$200 million Term Loan Agreement – Due September 2006	-	$150,000
£50 million Revolving Credit Facility – Due April 2009	**10,496**	46,214
Total Debt	**$160,496**	$196,214

On November 9, 2005, the Company entered into a new $300 million revolving credit agreement with Bank of America as Administrative Agent and 14 other lenders. The Company has the option of borrowing at the following floating interest rates: (i) at a rate based on the London Interbank Offered Rate (LIBOR) plus an applicable margin ranging from .37% to .825% depending on the coverage ratio of debt to EBITDA; or (ii) at the higher of (a) the Federal Funds Rate plus ½ of 1% and (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its prime rate; and (iii) LIBOR plus or minus an amount determined through a competitive bidding process among the lenders. The maximum amount outstanding at any time under option (iii) above cannot exceed $25 million. In addition, the Company will pay a facility fee ranging from .08% to .175% on the facility depending on the coverage ratio of debt to EBITDA. The Company has the option to request an increase of up to $100 million in the size of the facility in minimum amounts of $25 million. The credit agreement contains certain restrictive covenants similar to those in the Company's former credit agreements related to an interest coverage ratio, funded debt levels, and restricted payments, including a limit on dividends paid and share repurchases. The credit agreement will terminate on November 9, 2010. At April 30, 2006, $150 million was outstanding under this agreement.

Simultaneous with the execution of this agreement, the Company terminated its previous credit agreement and paid in full the amounts outstanding under that agreement. In connection with the early termination of the credit agreement, $0.5 million of unamortized origination fees were expensed in fiscal year 2006.

On April 21, 2005, the Company's subsidiaries in the United Kingdom and Germany became co-borrowers under a multi-currency revolving credit agreement with a face value of £50 million with the Royal Bank of Scotland that expires in April 2009. The bank's commitment decreases each year on the anniversary of the agreement so that amounts outstanding cannot exceed the following (in millions):

Fiscal Year	Sterling	US Dollar Equivalent
2006	42.5	$77.6
2007	30.0	$54.8
2008	15.0	$27.4

Above amounts have been translated at the April 30, 2006 US dollar/Sterling exchange rate of 1.825

The interest rate on each borrowing under the multi-currency revolving credit agreement is based on the London Interbank Offered Rate (or, for any loan in euros, the Euro Interbank Offered Rate) plus an applicable margin ranging from .50% to 1.25% depending on the coverage ratio of debt to EBITDA. In addition, a commitment fee ranging from .125% to .3125% on the unused portion of the facility, depending on the coverage ratio of debt to EBITDA, is incurred. Borrowings under the agreement are guaranteed by John Wiley and Sons, Inc.

In the event of a change of control, as defined, the banks have the option to terminate the agreements and require repayment of any amounts outstanding.

The credit agreements contain certain restrictive covenants related to funded debt levels, an interest coverage ratio, and restricted payments, including a limitation for dividends paid and share repurchases. Under the most restrictive covenant, approximately $425.0 million was available for such restricted payments as of April 30, 2006.

The Company and its subsidiaries have other short-term lines of credit aggregating $33 million at various interest rates. No amounts were outstanding at April 30, 2006, 2005 or 2004. Information relating to all short-term lines of credit follows (in thousands):

	2006	2005	2004
Maximum amount outstanding during the year	$ -	$ -	$65,000
Average amount outstanding	$ -	$ -	$14,241

The Company's total available lines of credit as of April 30, 2006 were approximately $410 million. The weighted average interest rates on long term debt outstanding during fiscal years 2006 and 2005 were 4.24% and 2.77%, respectively. As of April 30, 2006 and 2005, the weighted average interest rates for the long-term debt were 4.79% and 3.30% respectively. Based on estimates of interest rates currently available to the Company for loans with similar terms and maturities, the fair value of notes payable and long-term debt approximates the carrying value.

Note 13 - Commitments and Contingencies

The following schedule shows the composition of rent expense for operating leases (in thousands):

	2006	2005	2004
Minimum Rental	**$27,180**	$25,897	$25,063
Less: Sublease Rentals	**(1,563)**	(1,248)	(392)
Total	**$25,617**	$24,649	$24,671

Future minimum payments under operating leases aggregated $195.6 million at April 30, 2006. Future annual minimum payments under these leases are approximately $27.4 million, $25.7 million, $25.1 million, $24.1 million, and $17.7 million for fiscal years 2007 through 2011, respectively. Future minimum rentals to be received under non-cancelable subleases aggregate $6.4 million at April 30, 2006. Rent expense associated with operating leases that include scheduled rent increases and tenant incentives, such as rent holidays, is recorded on a straight-line basis over the term of the lease.

The Company is involved in routine litigation in the ordinary course of its business. In the opinion of management, the ultimate resolution of all pending litigation will not have a material effect upon the financial condition or results of operations of the Company.

Note 14 - Retirement Plans

The Company and its principal subsidiaries have contributory and noncontributory retirement plans that cover substantially all employees. The plans generally provide for employee retirement between the ages of 60 and 65, and benefits based on length of service and compensation, as defined.

In fiscal year 2005, the U.S. retirement plan was amended to change the method used to compute retirement benefits. The new formula applies to current compensation (as defined) whereas the previous formula was based upon the highest average compensation for the three consecutive years ended December 31, 1997. Benefits accrued through December 31, 2004 under the "previous" plan were frozen as of that date, and are supplemented annually by additions calculated under a new formula. The effect of this change was to increase pre-tax pension expense for fiscal year 2005 by $0.5 million, $0.2 million after-tax. The pre-tax effect, for fiscal year 2006 is approximately $1.5 million, $1.0 million after-tax.

Net pension expense included below for international plans amounted to approximately $7.1 million, $6.7 million and $6.3 million for 2006, 2005 and 2004, respectively.

The Company has agreements with certain officers and senior management that provide for the payment of supplemental retirement benefits during each of the 10 years after the termination of employment. Under certain circumstances, including a change of control as defined, the payment of such amounts could be accelerated on a present value basis.

The components of net pension expense for the defined benefit plans were as follows (in thousands):

	2006	2005	2004
Service Cost	**$10,998**	$8,492	$6,962
Interest Cost	**11,590**	10,791	9,651
Expected Return on Plan Assets	**(10,988)**	(9,146)	(6,830)
Net Amortization of Prior Service Cost and Transition Asset	**625**	564	641
Recognized Net Actuarial Loss	**3,244**	2,017	2,177
Net Pension Expense	**$15,469**	$12,718	$12,601

The weighted-average assumptions used to determine net pension expense for the years ended April 30 were as follows:

	2006	2005	2004
Discount rate	**5.6%**	6.1%	6.3%
Rate of Compensation Increase	**3.8%**	3.6%	3.7%
Expected Return on Plan Assets	**8.4%**	8.0%	7.9%

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were $224.1 million, $204.2 million, and $147.4 million, respectively, as of April 30, 2006, and $209.0 million, $190.8 million and $127.7 million, respectively, as of April 30, 2005.

The following table sets forth the changes in and the status of the plans' assets and benefit obligations. The unfunded plans relate primarily to a non-US subsidiary, which is governed by local statutory requirements, and the domestic supplemental retirement plans for certain officers and senior management personnel.

Dollars in thousands	2006		2005	
CHANGE IN PLAN ASSETS	**Funded**	**Unfunded**	Funded	Unfunded
Fair Value of Plan Assets, Beginning of Year	**$ 133,329**	**$ -**	$ 110,897	$ -
Actual Return on Plan Assets	**22,574**	**-**	7,450	-
Employer Contributions	**5,298**	**1,745**	14,748	1,875
Participants' Contributions	**901**	**-**	724	-
Benefits Paid	**(4,722)**	**(1,745)**	(4,410)	(1,875)
Foreign Currency Rate Changes	**(3,231)**	**-**	3,920	-
Fair Value, End of Year	**$ 154,149**	**$ -**	$ 133,329	$ -
CHANGE IN PROJECTED BENEFIT OBLIGATION				
Benefit Obligation, Beginning of Year	**$ (174,941)**	**$ (40,485)**	$ (139,909)	$ (34,367)
Service Cost	**(9,112)**	**(1,888)**	(7,145)	(1,346)
Interest Cost	**(9,522)**	**(2,068)**	(8,656)	(2,135)
Employees' Contributions	**(901)**	**-**	(724)	-
Amendments and Other	**-**	**(2,373)**	-	633
Actuarial Gain (Loss)	**(6,116)**	**2,170**	(16,923)	(3,568)
Benefits Paid	**4,722**	**1,745**	4,410	1,875
Foreign Currency Rate Changes	**5,305**	**925**	(5,994)	(1,577)
Benefit Obligation, End of Year	**$ (190,565)**	**$ (41,974)**	$ (174,941)	$ (40,485)
Funded Status	**(36,416)**	**(41,974)**	$ (41,612)	$ (40,485)
Unrecognized Prior Service Cost (Benefit)	**3,351**	**1,348**	3,931	(212)
Unrecognized Net Actuarial Loss	**40,541**	**3,888**	50,839	6,233
Prepaid (Accrued) Pension Cost	**$ 7,476**	**$ (36,738)**	$ 13,158	$ (34,464)
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL POSITION				
Deferred Pension Asset	**$ 1,333**	**$ -**	$ 1,397	$ -
Accrued Pension Liability	**(22,316)**	**(39,826)**	(30,838)	(37,507)
Other Asset	**2,900**	**1,795**	3,415	1,350
Accumulated Other Comprehensive Income	**25,559**	**1,293**	39,184	1,693
Net Amount Recognized	**$ 7,476**	**$ (36,738)**	$ 13,158	$ (34,464)
WEIGHTED AVERAGE ASSUMPTIONS USED IN DETERMINING ASSETS AND LIABILITIES				
Discount Rate	**5.8%**	**5.9%**	5.6%	5.3%
Expected Return on Plan Assets	**8.3%**	**-**	8.4%	-
Rate of Compensation Increase	**4.1%**	**4.0%**	3.8%	3.7%
Accumulated Benefit Obligations	**$ (174,622)**	**$ (34,430)**	$ (162,761)	$ (32,260)
Increase/(Decrease) in Minimum Liability Included in Accumulated Other Comprehensive Income (Above)	**$ (13,625)**	**$ (400)**	$ 14,821	$ 1,572

The table below represents the asset mix of the investment portfolio of the post-retirement benefit plan as of April 30:

	Percentage of Plan Assets	
Asset Category	**2006**	2005
U.S. Equities	**23%**	25%
International Equities	**34%**	32%
Debt Securities	**35%**	37%
Real Estate	**6%**	5%
Other	**2%**	1%
Total	**100%**	100%

The investment guidelines for the defined benefit pension plans are established based upon an evaluation of market conditions and tolerance for risk. Our investment objective is to ensure that funds are available to meet the plan's benefit obligations when they are due. Our investment strategy is to prudently invest in plan assets in high quality diversified securities to achieve our long-term expectation. The plans' risk management practices provide guidance to the investment managers, including guidelines for asset concentration, credit rating and liquidity. Asset allocation favors a balanced portfolio, with a target allocation of approximately 55% equity securities, 40% fixed income securities, and 5% real estate. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between acceptable ranges.

The expected long-term rates of return were estimated using market benchmarks for equities, real estate, and bonds applied to each plan's target asset allocation. Expected returns are estimated by asset class and represent the sum of expected real rates of return plus anticipated inflation. The expected long-term rates are then compared to actual historic investment performance of the plan assets and evaluated through consultation with investment advisors.

Expected employer contributions in fiscal year 2007 to the defined benefit pension plans are approximately $15 million, including $7.5 million of minimum legal amounts required for the Company's international plans. From time to time, the Company may elect to make voluntary contributions to its defined benefit plans to improve their funded status.

Expected benefit payments from all plans are expected to approximate $7.4 million in fiscal year 2007, $8.6 million in fiscal year 2008, $8.8 million in fiscal year 2009, $9.1 million in fiscal year 2010, $9.3 million in fiscal year 2011, and $62.1 million for fiscal years 2012 through 2016.

The Company provides contributory life insurance and health care benefits, subject to certain dollar limitations for substantially all of its retired U.S. employees. The cost of such benefits is expensed over the years the employee renders service and is not funded in advance. The accumulated post-retirement benefit obligation as of April 30, 2006 and 2005 was $2.5 million and $2.0 million, respectively. Annual expenses for these plans for all years were immaterial.

The Company has defined contribution savings plans. The Company contribution is based on employee contributions and the level of Company match. The expense for these plans amounted to approximately $4.1 million, $2.7 million, and $2.9 million in 2006, 2005, and 2004, respectively.

Note 15 - Equity Compensation Plans

All equity compensation plans have been approved by security holders. In fiscal year 2005, the shareholders approved the 2004 Key Employee Stock Plan ("2004 Plan") to replace the Company's prior Long Term Incentive Plan. Under the 2004 Plan, qualified employees are eligible to receive awards that may include stock options, performance-based stock awards, and restricted stock awards. Under the 2004 Plan, a maximum number of 8,000,000 shares of Company Class A stock may be issued. No more than 600,000 shares to any one individual may be issued in a year. As of April 30, 2006, there were no remaining securities to be issued under the Company's prior Long Term Incentive Plan and 6,830,284 securities remaining available for future issuance under the 2004 Plan.

The exercise price of options granted under the plan may not be less than 100% of the fair market value of the stock at the date of grant. Options are exercisable, in part or in full, over a maximum period of 10 years from the date of grant, and generally vest within four and five years from the date of the grant. Under certain circumstances relating to a change of control, as defined, the right to exercise options outstanding could be accelerated.

A summary of the activity and status of the Company's stock option plans was as follows:

	2006		2005		2004	
	Options	**Weighted Average Exercise Price**	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at Beginning of Year	**5,563,059**	**$22.77**	5,047,980	$20.12	5,034,904	$16.98
Granted	**1,013,510**	**$38.55**	993,145	$31.84	928,834	$25.32
Exercised	**(449,087)**	**$14.70**	(425,066)	$12.12	(881,013)	$7.63
Canceled	**(43,330)**	**$28.14**	(53,000)	$25.29	(34,745)	$21.77
Outstanding at End of Year	**6,084,152**	**$25.95**	5,563,059	$22.77	5,047,980	$20.12
Exercisable at End of Year	**2,459,782**	**$19.09**	2,246,068	$16.80	2,104,909	$14.22

The following table summarizes information about stock options outstanding and exercisable at April 30, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Term	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 7.59 to $ 8.63	175,376	1.1 years	$ 8.56	175,376	$ 8.56
$13.75 to $14.59	751,436	2.1 years	13.91	751,436	13.91
$17.25 to $20.54	89,145	5.1 years	19.53	89,145	19.53
$20.56 to $23.40	876,749	4.3 years	22.30	746,249	22.11
$23.56 to $25.32	2,219,021	6.0 years	24.81	697,576	24.02
$31.89 to $38.78	1,972,425	8.7 years	35.29	-	-
Total	6,084,152	6.0 years	$25.95	2,459,782	$19.09

Under the terms of the Company's executive long-term incentive plans, upon the achievement of certain three-year financial performance-based targets, awards are payable in restricted shares of the Company's Class A Common Stock. The restricted shares vest 50% on the first and second anniversary date after the award is earned. Compensation expense is charged to earnings over the respective three-year period.

The Company also grants restricted shares of the Company's Class A Common Stock to key employees in connection with their employment. The restricted shares generally vest one half at the end of the fourth and fifth years following the date of the grant. Under certain circumstances relating to a change of control or termination, as defined, the restrictions would lapse and shares would vest earlier. Compensation expense is charged to earnings ratably over five years, or sooner if vesting is accelerated, from the dates of grant. Restricted shares issued in connection with the above plans amounted to 154,952, 129,647 and 177,605 shares at weighted average fair values of $36.91, $32.13, and $25.16 per share in 2006, 2005, and 2004, respectively.

Under the terms of the Company's 1990 Director Stock Plan (the "1990 Plan"), as amended and restated as of June 2001, each member of the Board of Directors who was not an employee of the Company was awarded either (a) Class A Common Stock equal to 50% of the board member's annual fee, based on the stock price on the date of grant, or (b) stock options equal to 150% of the annual fee divided by the stock price on the date of grant. Directors' stock options were 100% exercisable at date of grant.

In September 2004 the shareholders approved a new Director Stock Plan (the "Director Plan"). Under the terms of the Director Plan, each non-employee director will receive an annual award of Class A Common Stock equal in value to 100% of the annual director fee, based on the stock price on the date of grant. The granted shares may not be sold or transferred during the time the non-employee director remains a director. No further shares or options can be granted under the 1990 Plan as of September 2005.

Directors may also elect to receive all or a portion of their director fees in Company stock. No shares were issued in lieu of cash compensation for any of the years presented.

In fiscal year 2006, 7,608 shares of Class A Common Stock were issued under the Director Stock Plan. In fiscal years 2005 and 2004, 4,498 and 4,109 shares of Class A Common Stock were issued under the 1990 Plan, respectively.

Note 16 - Capital Stock and Changes in Capital Accounts

Each share of the Company's Class B Common Stock is convertible into one share of Class A Common Stock. The holders of Class A stock are entitled to elect 30% of the entire Board of Directors and the holders of Class B stock are entitled to elect the remainder. On all other matters, each share of Class A stock is entitled to one tenth of one vote and each share of Class B stock is entitled to one vote.

Under the Company's current stock repurchase program, up to four million shares of its Class A common stock may be purchased from time to time in the open market and through privately negotiated transactions. During fiscal year 2006, the Company repurchased 2,787,470 shares at an average price of $39.06 per share under the current and previous programs. As of April 30, 2006, the Company has authorization from its Board of Directors to purchase up to approximately 2,110,730 additional shares.

Note 17 - Segment Information

The Company is a global publisher of print and electronic products, providing content and services to customers worldwide. Core businesses include professional and consumer books and subscription services; scientific, technical and medical journals, encyclopedias, books, and online products and services; and educational materials for advanced placement, undergraduate, and graduate students, teachers and lifelong learners. The Company has publishing, marketing, and distribution centers in the United States, Canada, Europe, Asia, and Australia. The Company's reportable segments are based on the management reporting structure, which is also used to evaluate performance. Other segments include the Company's operating divisions in Asia, Australia and Canada. Segment information is as follows (in thousands):

2006

	U.S. Segments				European Segment	Other Segments	Eliminations & Corporate Items	Total
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$336,187	$195,821	$126,557	$658,565	$263,504	$122,116	-	$1,044,185
Inter-segment Sales	44,004	10,187	29,678	83,869	28,958	1,834	(114,661)	-
Total Revenue	$380,191	$206,008	$156,235	$742,434	$292,462	$123,950	$(114,661)	$1,044,185
Direct Contribution to Profit	$106,971	$96,009	$40,065	$243,045	$93,415	$26,747	-	363,207
Shared Services and Admin. Costs (a)								(210,528)
Operating Income								152,679
Interest Expense and Other, Net								(8,835)
Income Before Taxes								$143,844
Total Assets	$421,430	$77,329	$95,379	$594,138	$259,465	$63,659	$108,747	$1,026,009
Expenditures for Other Long-Lived Assets	$35,805	$14,008	$9,992	$59,805	$17,702	$6,106	$40,017	$123,630
Depreciation and Amortization	$19,198	$5,325	$15,072	$39,595	$16,518	$3,885	$22,003	$82,001

2005

	U.S. Segments				European Segment	Other Segments	Eliminations & Corporate Items	Total
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$313,655	$182,412	$124,062	$620,129	$247,016	$106,903	–	$974,048
Inter-segment Sales	36,683	8,103	26,843	71,629	21,841	1,746	(95,216)	–
Total Revenue	$350,338	$190,515	$150,905	$691,758	$268,857	$108,649	$ (95,216)	$974,048
Direct Contribution to Profit	$102,326	$88,899	$38,221	$229,446	$86,226	$24,868	–	$340,540
Shared Services and Admin. Costs (a)								(199,159)
Operating Income								141,381
Interest Expense and Other, Net								(5,718)
Income Before Taxes								$135,663
Total Assets	$395,397	$62,207	$101,596	$559,200	$269,792	$46,417	$157,160	$1,032,569
Expenditures for Long-Lived Assets	$33,283	$12,038	$13,341	$58,662	$29,404	$4,971	$20,723	$113,760
Depreciation and Amortization	$16,814	$5,083	$16,083	$37,980	$13,916	$3,662	$22,796	$78,354

2004

	U.S. Segments				European Segment	Other Segments	Eliminations & Corporate Items	Total
	Professional/ Trade	Scientific, Technical, and Medical	Higher Education	Total U.S.				
Revenue								
External Customers	$306,042	$170,526	$128,067	$604,635	$220,756	$97,571	–	$922,962
Inter-segment Sales	34,210	7,574	24,794	66,578	17,680	1,415	(85,673)	–
Total Revenue	$340,252	$178,100	$152,861	$671,213	$238,436	$98,986	$ (85,673)	$922,962
Direct Contribution to Profit	$93,945	$86,310	$41,749	$222,004	$74,585	$22,218	–	$318,807
Shared Services and Admin. Costs								($189,428)
Operating Income								129,379
Interest Expense and Other, Net								(4,269)
Income Before Taxes								$125,110
Total Assets	$395,550	$56,277	$113,614	$565,441	$237,976	$39,146	$156,383	$998,946
Expenditures for Other Long-Lived Assets	$26,822	$11,620	$11,150	$49,592	$15,642	$4,445	$22,039	$91,718
Depreciation and Amortization	$16,728	$4,276	$13,904	$34,908	$13,013	$3,037	$20,409	$71,367

(a) Shared Services and Administrative Costs (in thousands):

	2006	2005	2004
Distribution	**$50,260**	$47,631	$47,570
Information Technology	**62,732**	55,074	51,918
Finance	**32,594**	34,390	29,900
Other Administration	**64,942**	62,064	60,040
Total	**$210,528**	$199,159	$189,428

(b) Relocation related expenses

Intersegment sales are generally made at a fixed discount from list price. Shared services costs are not allocated, as they support the Company's worldwide operations. Corporate assets primarily consist of cash and marketable securities, deferred tax benefits, and certain property and equipment. Export sales from the United States to unaffiliated international customers amounted to approximately $79.6 million, $67.7 million, and $68.8 million in fiscal years 2006, 2005, and 2004, respectively. The pretax income for consolidated operations outside the United States was approximately $51.4 million, $45.5 million, and $41.9 million in 2006, 2005, and 2004, respectively.

Worldwide revenue for the Company's core businesses was as follows (in thousands):

	2006	2005	2004
Professional/Trade	**$444,211**	$411,432	$393,134
Scientific, Technical, and Medical	**396,783**	372,122	340,235
Higher Education	**203,191**	190,494	189,593
Total	**$1,044,185**	$974,048	$922,962

Revenue from external customers based on the location of the customer and long-lived assets by geographic area was as follows:

Dollars in thousands	Revenue			Long-Lived Assets		
	2006	2005	2004	**2006**	2005	2004
United States	**$615,222**	$576,521	$567,341	**$472,505**	$450,159	$461,039
United Kingdom	**72,543**	73,428	67,821	**69,978**	81,041	61,712
Germany	**61,776**	69,964	57,018	**137,921**	143,349	138,311
Australia	**44,660**	38,025	34,241	**8,836**	9,640	6,699
Canada	**46,612**	37,994	33,918	**4,935**	3,543	2,097
Other Countries	**203,372**	178,116	162,623	**1,717**	1,634	1,742
Total	**$1,044,185**	$974,048	$922,962	**$695,892**	$689,366	$671,600

JOHN WILEY & SONS, INC., AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED APRIL 30, 2006, 2005, AND 2004

(Dollars in thousands)

		Additions/(Deductions)			
Description	Balance at Beginning of Period	Charged to Cost & Expenses	From Acquisitions	Deductions From Reserves	Balance at End of Period
Year Ended April 30, 2006					
Allowance for sales returns[1]	$56,661	$106,779	$ 1,750	$ 109,385	$ 55,805
Allowance for doubtful accounts	$ 7,280	$ 1,698	$ 241	$ 2,604[2]	$ 6,615
Allowance for inventory obsolescence	$24,169	$ 21,739	$ 1,700	$ 16,892	$ 30,716
Year Ended April 30, 2005					
Allowance for sales returns[1]	$63,752	$101,030	$ –	$ 108,121	$ 56,661
Allowance for doubtful accounts	$11,378	$ 1,861	$ –	$ 5,959[2]	$ 7,280
Allowance for inventory obsolescence	$25,915	$ 20,342	$ 341	$ 22,429	$ 24,169
Year Ended April 30, 2004					
Allowance for sales returns[1]	$65,130	$107,956	$ –	$ 109,334	$ 63,752
Allowance for doubtful accounts	$ 9,546	$ 2,861	$ –	$ 1,029[2]	$ 11,378
Allowance for inventory obsolescence	$25,719	$ 23,301	$ (18)	$ 23,087	$ 25,915

---

(1) Allowance for sales returns represents anticipated returns net of inventory and royalty costs. The provision is reported as a reduction of gross sales to arrive at revenue.

(2) Accounts written off, less recoveries.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures: As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as such term is defined in Rule 13a-15(e) of the Exchange Act. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in alerting them on a timely basis to information required to be included in our submissions and filings with the SEC.

Management's Report on Internal Control over Financial Reporting: Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of April 30, 2006.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, (1) on our management's assessment of the effectiveness of our internal controls over financial reporting and (2) on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting: There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during our fourth fiscal quarter of 2006.

Item 9B. Other Information

Information on the Audit Committee Charter is contained in our Proxy Statement for our 2006 Annual Meeting of Shareholders under the caption "Audit Committee Charter – Exhibit A" and is incorporated herein by reference.

Information with respect to the Company's corporate governance principles is contained in our Proxy Statement for our 2006 Annual Meeting of Shareholders under the caption "Corporate Governance Principles" and is incorporated herein by reference.

PART III

Item 10. Directors and Executive Officers of the Registrant

The name, age and background of each of our directors nominated for election are contained under the caption "Election of Directors" in our Proxy Statement for our 2006 Annual Meeting of Shareholders and are incorporated herein by reference.

Information on the beneficial ownership reporting for our directors and executive officers is contained under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2006 Annual Meeting of Shareholders and is incorporated herein by reference.

Information on our audit committee financial experts is contained in our Proxy Statement for our 2006 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

Executive Officers

Set forth below as of April 30, 2006 are the names and ages of all executive officers of the Company, the period during which they have been officers, and the offices presently held by each of them.

Name and Age	Officer Since	Present Office
Peter Booth Wiley 63	2002	Chairman of the Board since September 2002 and a Director since 1984
William J. Pesce 55	1989	President and Chief Executive Officer and a Director since May 1, 1998 (previously Chief Operating Officer; Executive Vice President, Educational and International Group)
Ellis E. Cousens 54	2001	Executive Vice President and Chief Financial and Operations Officer since March 2001 (previously Senior Vice President, Chief Financial Officer of Bookspan, a Bertelsmann AG joint venture, from March 2000; Vice President, Finance and Strategic Planning, of Bertelsmann AG from March 1999; Vice President, Chief Financial Officer of BOL.com, a subsidiary of Bertelsmann AG, from August 1998)
Stephen A. Kippur 59	1986	Executive Vice President; and President, Professional and Trade Publishing, since July 1998 (previously Executive Vice President and Group President, Professional, Reference and Trade)
William Arlington 57	1990	Senior Vice President, Human Resources, since June 1996
John Jarvis 59	1996	Senior Vice President, Wiley Europe, since 1996
Timothy B. King 66	1996	Senior Vice President, Planning and Development, since June 1996
Bonnie E. Lieberman 58	1990	Senior Vice President, Higher Education, since 1996

Gary M. Rinck 54	2004	Senior Vice President, General Counsel, since March 2004 (previously Group General Counsel of Pearson PLC, from 2000, Managing Partner of the London office of Morrison & Foerster from 1995.)
Stephen M. Smith 51	1995	Chief Operating Officer, Wiley Europe, since May 2006. (previously, Senior Vice President, International Development and Director of Professional and Trade Publishing, from 1995 to 2000.)
Eric A. Swanson 58	1989	Senior Vice President, Scientific, Technical and Medical, since 1996
Deborah E. Wiley 60	1982	Senior Vice President, Corporate Communications, since June 1996
Walter Conklin 62	1988	Vice President, Treasurer, since 1988
Edward J. Melando 50	2002	Vice President, Corporate Controller, since April 2002 (previously Vice President, Corporate Controller of Journal Register Company from August 2000; Corporate Controller of Asarco Incorporated, from April 1999.)
Josephine Bacchi 59	1992	Corporate Secretary, since 1992

Each of the other officers listed above will serve until the next organizational meeting of the Board of Directors of the Company and until each of the respective successors is duly elected and qualified. Deborah E. Wiley is the sister of Peter Booth Wiley. There is no other family relationship among any of the aforementioned individuals.

Item 11. Executive Compensation

Information on compensation of our directors and executive officers is contained in our Proxy Statement for our 2006 Annual Meeting of Shareholders under the captions "Directors' Compensation" and "Executive Compensation," respectively, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is contained in the Company's Proxy Statement for our 2006 Annual Meeting of Shareholders under the caption "Beneficial Ownership of Directors and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

None.

Item 14. Principal Accountant Fees and Services

Information required by this item is contained in the Company's Proxy Statement for our 2006 Annual Meeting of Shareholders under the caption "Report of the Audit Committee" and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Financial Statements and Schedules

Financial Statements and Schedules are listed in the attached index on page 10 and are filed as part of this Report.

(b) Reports on Form 8-K

Earnings release on the fiscal year 2006 results issued on form 8-K dated June 15, 2006, which included certain condensed financial statements of the Company.

(c) Exhibits

2.1 Agreement and Plan of Merger dated as of August 12, 2001, among the Company, HMI Acquisition Corp. and Hungry Minds, Inc. (incorporated by reference to the Company's Report on Form 8-K dated as of August 12, 2001).

3.1 Restated Certificate of Incorporation (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1992).

3.2 Certificate of Amendment of the Certificate of Incorporation dated October 13, 1995 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1997).

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

3.4 Certificate of Amendment of the Certificate of Incorporation dated as of September 1999 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1999).

3.5 By-Laws as Amended and Restated dated as of September 1998 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 1998).

10.1 $300,000,000 Credit Agreement dated November 9, 2005. Form 10Q for the quarterly period ended October 31, 2005 (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended October 31, 2005).

10.2 Agreement of the Lease dated as of June 7, 2006 between One Wiley Drive, LLC, an independent third party, as landlord and John Wiley and Sons, Inc., as Tenant (filed as an exhibit to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.3 Agreement of Lease dated as of August 4, 2000, between, Block A South Waterfront Development L.L.C., as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2000).

10.4 Summary of Lease Agreement dated as of March 4, 2005, between, Investa Properties Limited L.L.C. as Landlord, and the Company, as Tenant (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2005).

10.5 Director Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement date August, 2004).

10.6 Executive Annual Incentive Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.7 2004 Key Employee Stock Plan (incorporated by reference to the Company's Definitive Proxy Statement dated August 5, 2004).

10.9 Senior executive employment Agreement to Arbitrate dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.10 Senior executive Non-competition and Non-disclosure Agreement dated as of April 29, 2003 (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.11 1990 Director Stock Plan as Amended and Restated as of June 22, 2001 (incorporated by reference to the Company's Definitive Proxy Statement dated August 8, 2001).

10.12 1989 Supplemental Executive Retirement Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 1989).

10.13 Form of the Fiscal Year 2005 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2005).

10.14 Form of the Fiscal Year 2005 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2005).

10.15 Form of the Fiscal Year 2005 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2005).

10.16 Form of the Fiscal Year 2007 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.17 Form of the Fiscal Year 2007 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.18 Form of the Fiscal Year 2007 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2006).

10.19 Form of the Fiscal Year 2006 Qualified Executive Long Term Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2006 report on Form 10-Q).

10.20 Form of the Fiscal Year 2006 Qualified Executive Annual Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2006 report on Form 10-Q).

10.21 Form of the Fiscal Year 2006 Executive Annual Strategic Milestones Incentive Plan (incorporated by reference to the Company's first quarter fiscal year 2006 report on Form 10-Q).

10.22 Senior executive Employment Agreement dated as of March 1, 2003, between William J. Pesce and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.23 Senior executive Employment Agreement dated as of March 1, 2003, between Stephen A. Kippur and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.24 Senior executive Employment Agreement dated as of March 1, 2003, between Ellis E. Cousens and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.25 Senior executive Employment Agreement letter dated as of March 1, 2003, between Timothy B. King and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2003).

10.27 Senior executive Employment Agreement letter dated as of March 15, 2004, between Gary M. Rinck and the Company (incorporated by reference to the Company's Report on Form 10-K for the year ended April 30, 2004).

10.28 Deferred Compensation Plan for Directors' 2005 & After Compensation (incorporated by reference to the report on Form 8-K, filed December 21, 2005).

21* List of Subsidiaries of the Company.

23* Consent of KPMG LLP.

31.1* Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2* Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOHN WILEY & SONS, INC.
(Company)

By: /s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer

By: /s/ Edward J. Melando
Edward J. Melando
Vice President, Controller and
Chief Accounting Officer

Dated: June 23, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons constituting directors of the Company on June 23, 2006.

/s/ Warren J. Baker Warren J. Baker	/s/ William J. Pesce William J. Pesce
/s/ Kim Jones Kim Jones	/s/ William B. Plummer William B. Plummer
/s/ Mathew S. Kissner Mathew S. Kissner	/s/ Bradford Wiley II Bradford Wiley II
/s/ Raymond McDaniel, Jr. Raymond McDaniel, Jr.	/s/ Peter Booth Wiley Peter Booth Wiley

SUBSIDIARIES OF JOHN WILEY & SONS, INC.[1]

	Jurisdiction In Which Incorporated
John Wiley & Sons International Rights, Inc.	Delaware
JWS HQ, LLC	New Jersey
JWS DCM, LLC	New Jersey
Wiley-Liss, Inc.	Delaware
Wiley Publishing Services, Inc.	Delaware
Wiley Periodicals, Inc.	Delaware
Wiley Subscription Services, Inc.	Delaware
John Wiley & Sons (Asia) Pte. Ltd.	Singapore
John Wiley & Sons Australia, Ltd.	Australia
John Wiley & Sons Canada Limited	Canada
John Wiley & Sons (HK) Limited	Hong Kong
Wiley Europe Limited	England
Wiley Heyden Ltd.	England
Wiley Distribution Services Limited	England
John Wiley & Sons Ltd.	England
Wiley HMI Holdings, Inc.	Delaware
Wiley Europe Investment Holdings Ltd.	England
HMI Investment, Inc.	Delaware
Wiley Publishing, Inc.	Delaware
Wiley India Private Limited	India
Wiley Publishing Australia Pty Ltd.	Australia
John Wiley & Sons GmbH	Germany
Wiley-VCH Verlag GmbH & Co. KGaA	Germany
GIT Verlag GmbH & Co. KG	Germany

---

[1] The names of other subsidiaries that would not constitute a significant subsidiary in the aggregate have been omitted. All subsidiaries are wholly owned unless indicated parenthetically.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
John Wiley & Sons, Inc.:

We consent to the incorporation by reference in the Registration Statement Nos. 333-123359, 333-93591, 33-60268, 2-65296, 2-95104, 33-29372 and 33-62605 of John Wiley & Sons, Inc. (the "Company") of our reports dated June 28, 2006, with respect to the consolidated statements of financial position of John Wiley & Sons, Inc. as of April 30, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows, for each of the years in the three-year period ended April 30, 2006, and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of April 30, 2006 and the effectiveness of internal control over financial reporting as of April 30, 2006, which reports appear in the April 30, 2006 annual report on Form 10-K of John Wiley & Sons, Inc.

/s/ KPMG LLP
New York, New York

June 28, 2006

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William J. Pesce, President and Chief Executive Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

By: /s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer
Dated: June 23, 2006

CERTIFICATIONS PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of John Wiley & Sons, Inc. (the "Company"), hereby certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
    d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function):
    a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
    b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

By: /s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial and Operations Officer
Dated: June 23, 2006

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William J. Pesce, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William J. Pesce
William J. Pesce
President and Chief Executive Officer

Dated: June 23, 2006

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of John Wiley & Sons, Inc. (the "Company") on Form 10-K for the year ended April 30, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ellis E. Cousens, Executive Vice President and Chief Financial and Operations Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ellis E. Cousens
Ellis E. Cousens
Executive Vice President and
Chief Financial & Operations Officer

Dated: June 23, 2006

Wiley Leadership Team

1 William J. Pesce
2 William J. Arlington
3 Ellis E. Cousens
4 Warren C. Fristensky
5 Dr. John Jarvis
6 Timothy B. King
7 Stephen A. Kippur
8 Clifford Kline
9 Bonnie Lieberman
10 Gary M. Rinck
11 Stephen M. Smith
12 Eric A. Swanson
13 Deborah E. Wiley

1


4


2


6


8


12


5


3


10


9


7


13


11


BOARD OF DIRECTORS

Peter Booth Wiley
Chairman of the Board

Warren J. Baker [3]
President
California Polytechnic State University at San Luis Obispo

Kim Jones [3,4]
Vice President of Global Education and Research Line of Business
Sun Microsystems, Inc.

Matthew S. Kissner [1,2,3]
President and Chief Executive Officer
The Kissner Group

Raymond W. McDaniel, Jr. [2,4]
Chairman and Chief Executive Officer
Moody's Corporation

William J. Pesce [1]
President and Chief Executive Officer

William B. Plummer [1,2]
Vice President and Treasurer
Alcoa, Inc.

Bradford Wiley II [4]

1 Executive Committee
2 Audit Committee
3 Compensation Committee
4 Governance Committee

WILEY LEADERSHIP TEAM

William J. Pesce
President and Chief Executive Officer

William J. Arlington
Senior Vice President
Human Resources

Ellis E. Cousens
Executive Vice President
Chief Financial and Operations Officer

Warren C. Fristensky
Senior Vice President
Information Technology
Chief Information Officer

Dr. John Jarvis
Senior Vice President, Europe
Managing Director
Wiley Europe, Ltd.

Timothy B. King
Senior Vice President
Planning and Development

Stephen A. Kippur
Executive Vice President and President
Professional/Trade

Clifford Kline
Senior Vice President
Customer and Product Support Operations

Bonnie Lieberman
Senior Vice President and General Manager
Higher Education

Gary M. Rinck
Senior Vice President and General Counsel

Stephen M. Smith
Chief Operating Officer, U.K. Publishing
Senior Vice President
International Development

Eric A. Swanson
Senior Vice President and General Manager
Scientific, Technical, and Medical

Deborah E. Wiley
Senior Vice President
Corporate Communications

CORPORATE AND BUSINESS OFFICERS

Mark Allin
Managing Director
John Wiley & Sons, Asia

Dr. Manfred Antoni
Managing Director
Wiley-VCH

Josephine Bacchi-Mourtziou
Corporate Secretary

Walter J. Conklin
Vice President and Treasurer

Peter C. Donoughue
Managing Director
John Wiley & Sons Australia, Ltd.

Edward J. Melando
Vice President
Corporate Controller
Chief Accounting Officer

Steven Miron
Vice President
John Wiley & Sons, Asia
General Manager,
Global STM Books

Bill Zerter
Chief Operating Officer
John Wiley & Sons Canada, Ltd.

CORPORATE INFORMATION

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Telephone: 800.368.5948
Email: info@rtco.com
Web site: www.rtco.com

Independent Public Accountants
KPMG LLP
345 Park Avenue
New York, NY 10154

Annual Meeting
To be held on Thursday, September 21, 2006, at 9:30 A.M. local time, at Company Headquarters, 111 River Street, Hoboken, NJ 07030-5774

Form 10K
Available from J. Bacchi-Mourtziou
Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Email: invest@wiley.com

Dividends
On June 15, 2006, the Board of Directors approved a quarterly dividend of $0.10 per share on both Class A Common and Class B Common shares, payable on July 17, 2006, to shareholders of record as of July 5, 2006.

Employment
John Wiley & Sons, Inc., is an equal opportunity employer.

To contact the Non-Management Directors:
Non-Management Directors
c/o Corporate Secretary
John Wiley & Sons, Inc.
111 River Street
Mail Stop 7-02
Hoboken, NJ 07030-5774
Email: non-managementdirectors@wiley.com

Corporate Headquarters & Main Editorial Offices
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030-5774
Telephone: 201.748.6000
Facsimile: 201.748.6088
Email: info@wiley.com
Web site: www.wiley.com

U.S. Distribution Center
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875-1272
Telephone: 800.225.5945
Facsimile: 732.302.2300
Email: custserv@wiley.com

U.S. Customer Care Operations
Trade & Wholesale
John Wiley & Sons, Inc.
1 Wiley Drive
Somerset, NJ 08875
Telephone: 800.225.5945
(Prompt 1)

Consumer
John Wiley & Sons, Inc.
10475 Crosspoint Blvd.
Indianapolis, IN 46256
Telephone: 800.434.3422

Consumer Technical Support
Telephone: 317.572.3994
(Prompt 2)

Canada
John Wiley & Sons Canada, Ltd.
5353 Dundas Street West
Suite 400
Toronto, Ontario M9B 6H8
Canada
Telephone: 416.236.4433
Facsimile: 416.236.4447
Email: canada@wiley.com

Europe
Wiley Europe, Ltd.
The Atrium
Southern Gate, Chichester
West Sussex PO19 8SQ
England
Telephone: 44.1243.779777
Facsimile: 44.1243.775878
Email: customer@wiley.co.uk

Wiley-VCH
Boschstrasse 12
D-69469 Weinheim, Germany
Telephone: 49.6201.6060
Facsimile: 49.6201.606328
Email: info@wiley-vch.de

Australia
John Wiley & Sons
Australia, Ltd.
42 McDougall Street
Milton, Queensland 4064
Australia
Telephone: 61.7.3859.9755
Facsimile: 61.7.3859.9715
Email: brisbane@johnwiley.com.au

Singapore
John Wiley & Sons
(Asia) Pte. Ltd.
2 Clementi Loop #02-01
Singapore 129809
Telephone: 65.64632400
Facsimile: 65.64634605
Email: enquiry@wiley.com.sg

This document is a publication of Wiley's Corporate Communications Department. An electronic version of this report is available online at www.wiley.com. Quarterly earnings results will also be posted on the site on the day they are issued; anyone who wishes to receive a print copy of any of the quarterly earnings press releases should contact J. Bacchi-Mourtziou at the address listed on this page under **Form 10K.**

Susan Spilka Corporate Communications Director / **Bernhardt Fudyma Design Group** Concept and Design / **Jürgen Frank** Portrait Photography / **Spencer Jones** Product Photography / **TanaSeybert** Printing

WILEY
JOHN WILEY & SONS, INC.
111 River Street
Hoboken, NJ 07030-5774
201.748.6000
www.wiley.com